Form 10-K/A, Exhibit 13
period 1996-12-31
STORAGE TRUST REALTY
filed 1997-03-05
CIK 928735

       1                                                          (R)
                                                          STORAGE
                                                           TRUST
                                                          [LOGO]

                                                       RENTAL SPACES
                                                    1996 Annual Report

Storage Trust Realty and Predecessor Company
Selected Financial Data<F1>

(amounts in thousands, except for share and property information)

                                            1996              1995              1994              1993              1992
                                            ----              ----              ----              ----              ----
Operating Data:
   Total revenues                        $   43,442        $   23,839        $    8,033        $    5,443         $   4,528
   Total expenses                        $   26,555        $   13,811        $    5,769        $    4,721         $   4,579
   Net income (loss) before
      minority interest                  $   16,887        $   10,028        $    2,264        $      722         $     (51)
   Minority interest                     $   (1,091)       $     (471)       $   (1,234)       $        -         $       -
   Net income (loss)                     $   15,796        $    9,557        $    1,030        $      722         $     (51)
   Per share data:
      Net income                         $     1.46        $     1.30        $     0.18<F2>    $        -         $       -
      Dividends declared                 $   1.6650        $   1.5725        $   0.1940<F2>    $        -         $       -

Other Data:
   EBITDA<F3>                            $   27,642        $   15,468        $    1,383<F2>    $        -         $       -
   Funds from operations<F4>             $   22,937        $   13,204        $    1,348<F2>    $        -         $       -
   Funds from operations per share<F4>   $     2.00        $     1.72        $    0.222<F2>    $        -         $       -

Balance Sheet Data:
   Investment in storage facilities,
      before depreciation                $  314,319        $  194,216        $  101,077        $   26,763         $  25,006
   Total assets                          $  308,725        $  194,655        $  104,965        $   22,511         $  21,510
   Mortgages and notes payable           $   63,255        $   39,285        $    8,766        $   24,532         $  23,627
   Total liabilities                     $   76,559        $   47,779        $   13,229        $   24,899         $  24,211
   Minority interest                     $   16,470        $    7,837        $    4,313        $        -         $       -
   Shareholders' equity (deficit)        $  215,696        $  139,039        $   87,423        $   (2,388)        $  (2,701)

Property Information:
   Wholly-owned facilities                      165               121                74                21                20
   Net rentable square feet               8,491,000         5,709,000         3,182,000         1,010,000           977,000
   Average rent per square foot          $     6.99        $     6.61        $     6.20        $     5.51         $    5.01



<F1>  This table sets forth selected financial data on a historic basis for the consolidated financial statements of Storage Trust Realty and its subsidiaries (the "Company") and the combined financial statements of Burnam Holding Companies Co. and certain of its affiliates (the "Predecessor Company"). Prior to November 16, 1994, this data is taken from the combined financial statements of the Predecessor Company. Thereafter, the data is taken from the consolidated financial statements of the Company.
<F2>  FFO, EBITDA and per share amounts for 1994 are for the period from
November 16, 1994 (closing of the IPO) to December 31, 1994.
<F3>  EBITDA means operating income before minority interest, mortgage and other interest expense, income taxes, depreciation and amortization. The Company has included EBITDA herein because, along with cash flows from operating activities, financing activities and investing activities, it provides operating information relevant to the Company's ability to incur and service debt and to make capital expenditures. EBITDA does not represent cash generated from operating activities in accordance with GAAP, is not to be considered as an alternative to net income or any other GAAP measurement as a measure of operating performance, and is not necessarily indicative of cash available to fund all cash needs.
<F4>  Funds from operations ("FFO") is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as net income (loss) before minority interest (computed in accordance with GAAP), excluding gains or losses from debt restructuring and sales of property, provision for losses and real estate related depreciation and amortization (excluding amortization of financing costs). Effective in 1996, the definition of FFO was modified by NAREIT to exclude the add-back of the amortization of deferred financing fees and depreciation of non real estate assets. The Company has adopted this new definition. Amounts for prior years have been revised to conform to the new definition. The Company believes that FFO is helpful to investors as a measure of the operations of an equity REIT because, along with cash flows from operating activities, investing activities and financing activities, it provides investors with an understanding of the ability of the Company to incur and service debt and to make capital expenditures. FFO is not to be considered as an alternative to net income or any other GAAP measurement as a measure of operating performance and is not necessarily indicative of cash available to fund all cash needs.


FUNDS FROM OPERATIONS                        REVENUES

       [GRAPH]                               [GRAPH]

C O R P O R A T E

Profile

        (R)
STORAGE
 TRUST
[LOGO]

Storage Trust Realty is a self-administered and self-managed real estate investment trust (REIT)--the fifth largest operator in the self-storage industry. Company facilities are designed to offer low-cost, easily accessible storage space for both residential and commercial use. Storage Trust owns 165 self-storage facilities containing approximately 8.5 million net rentable square feet in 18 states throughout the Southern, Mid-Atlantic, Midwest and Western regions of the United States.

The Company's primary objectives are to produce capital appreciation and to pay dividends to our shareholders. We accomplish these objectives by aggressively managing current facilities and expanding them where economically feasible, acquiring existing self-storage facilities, converting other commercial real estate into self-storage facilities, and developing new self-storage facilities.

Storage Trust completed its initial public offering (IPO) on November 16, 1994. With the IPO and two secondary offerings, the Company has raised over $240 million through the issuance of common equity. Common shares are traded on the New York Stock Exchange under the symbol SEA.

Additional information can be obtained through the Internet at http://www.storagetrust.com.


  INVESTMENT IN                         NUMBER OF
STORAGE FACILITIES                   FACILITIES OWNED

     [GRAPH]                             [GRAPH]



                            [MAP]


(STAR)    CORPORATE AND REGIONAL OFFICES
(SQUARE)  OWNED FACILITIES
(TRI)     JOINT VENTURE FACILITIES
(CIRCLE)  MANAGED FACILITIES

CHAIRMAN'S

Letter


                          [PHOTO]

           GORDON BURNAM, CHAIRMAN OF THE BOARD




We are pleased to report that 1996 was another exceptional year for Storage Trust Realty. We saw impressive increases in the results from operations of our existing facilities, and we continued to find attractive acquisition opportunities to add to the portfolio. Storage Trust continues to demonstrate that a strategy of focused growth and solid managerial control can maximize shareholder value. This is a strategy that we will continue to use and refine in 1997.

As you review this report, we trust you will be pleased with the direction we have established and with the financial results we have achieved:

* Increased revenues 82.2% over 1995, reflecting new acquisitions and improved results at existing facilities.
* Acquired 46 facilities containing approximately 2.8 million net rentable square feet for $116.6 million, including a $67.1 million acquisition of 25 facilities in May 1996 and the issuance of 406,759 units of the Operating Partnership.
* Increased funds from operations by 16.3% on a per share basis.
* Increased the dividend for the fourth quarter by 6.1% to $1.74 per share on an annualized basis.
* Completed the public offering of 4,140,000 shares of common stock in July 1996, raising net proceeds of $78.9 million.
* Received commitments for $100 million in unsecured fixed-rate debt from several institutional investors at a weighted-average interest rate of 7.58% to be funded in January and April 1997. The debt received an investment grade rating of BBB- from a major rating agency.
* Reduced the interest rate on the Company's unsecured line of credit by
  12.5 basis points.



                          [PHOTO]

                          [PHOTOS]

OPPOSITE: RESIDENTIAL CUSTOMERS FIND CONVENIENCE AND SECURITY AT STORAGE TRUST FACILITIES. TOP: NEWLY ACQUIRED FACILITY NEAR KANSAS CITY, MISSOURI.
ABOVE: NEW FACILITY MANAGERS ATTEND STORAGE TRUST UNIVERSITY FOR
COMPREHENSIVE TRAINING.  RIGHT: STORAGE TRUST FACILITY IN ST. LOUIS,
MISSOURI.



While we are proud of these results, there is still much to be accomplished. We have added key personnel in our acquisitions, accounting, operations and information systems departments in order to better position Storage Trust Realty for future growth. With this additional personnel, we have the necessary infrastructure to maximize our potential in 1997.

We have built value by concentrating on prudent and focused growth that
has enhanced the performance of the Company.   This commitment and focus
will continue in 1997 and in the years beyond. With our experienced management team and focus on strategic investments, we are well positioned to meet the challenges of the future.

I would like to thank all of our employees for their hard work and dedication this year. In particular, our on-site managers have done a tremendous job of increasing occupancy levels while at the same time raising rental rates. A special thanks goes to our independent trustees, for their valuable leadership and guidance, and to our shareholders, for your continued support and confidence.

                                          /s/ Gordon Burnam

DISCUSSION OF

Operations


OPERATING RESULTS
The Company experienced strong increases in quarterly earnings in 1996 as net income increased from $.33 per share in the first quarter to $.38 in the fourth quarter, and FFO increased from $.46 per share in the first quarter to $.52 in the fourth quarter. Net income for the year ended December 31, 1996 was $1.46 per share, an increase of 12.3% over 1995. FFO for the year was $2.00 per share, which represented a 16.3% increase over the $1.72 per share for 1995.

Total revenues for the year increased 82.2% to $43.4 million. This increase resulted from the acquisition of 46 facilities in 1996 and improved results at existing facilities. Company-wide occupancy at December 31, 1996 was 86% compared to 81% at December 31, 1995. Average rent per square foot increased 5.7% from $6.61 in 1995 to $6.99 in 1996. These increases have come primarily at those locations the Company owned in 1995 and 1996. For the 72 locations owned by the Company throughout all of 1995 and 1996, revenues and net operating income increased 9.0% and 7.3%, respectively, from 1995 to 1996.

EBITDA margin (defined as total revenues less property operating expenses, real estate taxes, and general and administrative expenses divided by total revenues) for 1996 was 63.5%.

Total assets grew 58.6% from $194.7 million in 1995 to $308.7 million in 1996. This increase reflects the acquisition of 46 properties during 1996.


                          [PHOTO]

ACQUISITIONS
During 1996, Storage Trust Realty continued its pattern of growth through the acquisition of existing facilities. The Company acquired 46 facilities containing approximately 2.8 million net rentable square feet at a cost of $116.6 million. Our acquisition strategy is twofold: (a) gain greater market penetration and economies of scale through the acquisition of facilities strategically located in our current geographic regions of operation, and (b) find attractive new geographic regions where the Company can acquire sufficient facilities to achieve economies of scale. Our "target markets" are metropolitan areas where facilities are available at attractive prices, are currently under-performing, or where our management expertise can enhance performance.


                          [PHOTO]

                          [PHOTO]



BOTTOM LEFT: COMMERCIAL CUSTOMERS RELY ON STORAGE TRUST FACILITIES FOR WAREHOUSING NEEDS. LEFT: OUR SECURITY MEASURES, SUCH AS THIS LIMITED ACCESS GATE, GIVE CUSTOMERS PEACE OF MIND. ABOVE: STORAGE TRUST
FACILITY IN COLORADO SPRINGS, COLORADO.


Highlights of this year's acquisitions include:
* In April 1996, Storage Trust Realty acquired its partners' interest in five facilities previously held in joint ventures with such partners. The Company now owns 100% of these facilities. The combined purchase price of $7.7 million included the issuance of 203,390 units in the Operating Partnership.
* In May 1996, Storage Trust Realty acquired a package of 25 facilities containing approximately 1.5 million net rentable square feet for approximately $67.1 million. This purchase included 19 facilities located in markets where the Company already had a presence.
* In August 1996, the Company exchanged two of its facilities in Oklahoma City, Oklahoma and $1.4 million in additional consideration with a publicly held self-storage REIT for their facility in Jacksonville, Florida.
* In September 1996, the Company acquired a package of five facilities in the metropolitan Kansas City area. The combined purchase price of $13.0 million included the issuance of 182,503 units in the Operating Partnership.
* Other acquisitions during the year increased our strategic presence in Kansas City, Missouri; Kansas City, Kansas; Houston, Texas; Denver, Colorado; Colorado Springs, Colorado; and Nashville, Tennessee.

As a result of these 1996 acquisitions, the Company has a strategically compatible portfolio of 165 quality facilities located in 18 states. We anticipate continued opportunities for external growth through additional acquisitions in our current market areas and regions we want to enter in 1997.

EQUITY AND DEBT FINANCING
In July 1996, Storage Trust Realty completed its second public offering following the November 1994 IPO. In this offering, 4.14 million Common Shares were sold at $20.25 per Common Share. Net of underwriting discounts and offering costs, the Company received $78.9 million. These monies have been used to repay indebtedness which was incurred in connection with previously discussed acquisitions of facilities.

As a result of the favorable interest rate environment in the fourth quarter of 1996, the Company received commitments from various institutional investors for the private placement of $100 million of unsecured, long-term, fixed-rate debt. The Company funded $75 million of the debt during January 1997. The remaining $25 million is expected to be funded during April 1997. This debt has an average maturity of 7.12 years, at a weighted-average rate of 7.58% per annum. The Company will use proceeds from this fixed rate debt to reduce the balance outstanding on the revolving line of credit, to fund future acquisitions and for general corporate purposes.

In connection with the issuance, the debt received an investment grade rating of BBB- from Duff & Phelps Credit Rating Co.


                       DEBT TO
                     TOTAL MARKET
                    CAPITALIZATION


                       [GRAPH]

                          [PHOTOS]

ABOVE: STORAGE TRUST SENIOR MANAGEMENT (STANDING FROM LEFT)--BOARD CHAIRMAN GORDON BURNAM, CHIEF EXECUTIVE OFFICER MIKE BURNAM, CHIEF FINANCIAL OFFICER STEVE DULLE, AND CHIEF OPERATING OFFICER CRIS BURNAM (SEATED). LEFT: STORAGE TRUST FACILITY IN OVERLAND PARK, KANSAS.


Additionally, the Company modified certain of the covenants in its unsecured revolving line of credit and reduced the interest rate by 12.5 basis points to LIBOR plus 162.5 basis points.

Storage Trust Realty's financial position is solid with a debt-to-total market capitalization at December 31, 1996 of 15.4%. This new financing strengthens the Company's balance sheet and significantly reduces exposure to increasing interest rates by providing long-term, fixed-rate financing at very favorable rates. In addition, it will allow the Company to use its $100 million revolving line of credit for the acquisition, conversion and development of new facilities.

DIVIDENDS
During the fourth quarter of 1996, the dividend was increased by 6.1% to $.435 per share or $1.74 per share on an annualized basis. Based on FFO for the fourth quarter, this represents a payout ratio of 83.7%. The Company seeks to increase dividends annually, while at the same time retaining cash internally to invest in external growth opportunities.

FACILITY MANAGEMENT
While it takes skill and experience to identify and acquire suitably located, under-performing and under-managed facilities, the real strength of Storage Trust is our ability to manage these facilities after acquisition. During 1996, our integrated management system helped us to produce strong increases in same store revenues and continue to produce high operating margins.

Decentralized Structure: Storage Trust has currently divided its portfolio into seven operating regions, each with about 25 facilities supervised by a manager accountable for daily operations and regional profitability. Each region is subdivided into operational areas, with an area manager supervising four to nine facilities.

The area managers, themselves experienced facility managers, maintain very close contact with their facility managers.

This decentralized structure provides greater attention to each facility and allows more flexibility to react quickly to changes in each local market.

Specialized Management Information System: The Company has long employed a sophisticated information system for facility operations, cash management, and accounting and financial reporting. All of the Company's facilities operate with this package and all acquired facilities are very quickly incorporated into the system.

Using this system, personnel in the home office are able to closely monitor the performance of individual facilities and provide the strategic information needed for the operation of the facilities.

Comprehensive Training: Our Storage Trust University is the key to effectively training new managers and providing continuing education for existing managers.

New managers "graduate" from Storage Trust University prior to starting work. The comprehensive curriculum exposes them to valuable property management, marketing and customer service training. Once new managers are at their facility, they continue training under the guidance of the area and regional managers. Part of this training includes updating the facility's competition book, which analyzes the amenities, rental rates and policies of competing facilities in their market. Facility managers and their regional managers use the competition book to refine their leasing plans to promote strong occupancy and revenue increases.

                          [PHOTO]

ACQUISITIONS OF EXISTING FACILITIES LIKE THE ONE SHOWN ABOVE ARE IMPORTANT FOR CONTINUED GROWTH. BELOW: ALL FACILITY MANAGERS ARE TRAINED ON OUR INTEGRATED PROPRIETARY MANAGEMENT INFORMATION SYSTEM.


During 1996, the Company developed the "MBA Program" at Storage Trust University for area and regional managers. This case study format training is done on a quarterly basis to help maintain the skills of these important managers.

The Company holds a convention every 18 months which brings all regional, area and facility managers together to publicly recognize outstanding managers, provide updated training and address specific areas of management focus. About 350 managers attended the most recent convention held in February 1997 in Atlanta, Georgia.

Pro-Active Marketing: We expect our facility managers to act as though they are owners and not just caretakers of our facilities. As "owners," facility managers actively market their facilities in their local communities by calling on other businesses and distributing promotional materials.

                          [PHOTO]

                         [PHOTOS]

STORAGE TRUST FACILITIES IN LOUISVILLE, KENTUCKY (ABOVE) AND MISSION, KANSAS (AT LEFT) ARE TWO OF OUR 46 ACQUISITIONS IN 1996.


OTHER INITIATIVES
As a means to improve customer service through "one-stop shopping," the Company has added truck rental to its list of services. At 60 Storage Trust locations, customers can now rent a truck to aid in the moving-in or moving-out process. Additionally, individuals who do not store with us can rent trucks and become more familiar with what Storage Trust has to offer. Truck rentals contribute to revenues and oftentimes lead to the rental of storage space by truck rental customers.

THE SELF-STORAGE INDUSTRY
We still see remarkable potential in the self-storage industry.
According to industry sources, there are an estimated 23,000 to 25,000 facilities in the United States containing approximately 1.1 billion square feet. Despite these huge numbers, however, the ten largest owners control only about 16.1% of the total square footage. This fragmentation allows an ample source of acquisition opportunities for Storage Trust.

Other factors that affect supply and demand are currently in the favor of self-storage owners. The demand for self-storage has continued to increase due to an ever more mobile society, the construction of smaller apartments and homes without basements, and business use of self-storage facilities for record retention and as mini-distribution hubs. Although certain markets have seen increases in the construction of new facilities, greater consumer awareness of the benefits of inexpensive self-storage has kept the demand ahead of supply in most places.

OUTLOOK
Storage Trust Realty's strategies are to grow funds from operations through: (a) higher occupancy and rental rates, (b) the expansion of selected facilities, and (c) the addition of new facilities through acquisitions, conversions and new development. With our integrated management system, the Company is constantly analyzing the portfolio to achieve these strategies and thereby improve investor returns. Additionally, through our strong capital structure, our proven ability to successfully complete debt and equity offerings and the ability to purchase facilities for equity, the Company has financing options available to acquire new facilities.

These operational and financing opportunities will allow Storage Trust Realty to continue to pursue strategies for focused growth that enhance shareholder value and position us for future growth.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussions should be read in conjunction with the financial statements and notes appearing elsewhere herein.

Storage Trust Realty (the "Company") was formed as a Maryland real estate investment trust ("REIT") on July 12, 1994 to continue the self-storage business of Burnam Holding Companies Co. ("BHC") and certain of its affiliates (collectively, the "Predecessor Company") in owning, operating and managing self-storage facilities. The Company and its subsidiaries commenced operations effective with the completion of the Company's initial public offering (the "IPO") on November 16, 1994. As of December 31, 1996, the Company owned 165 self-storage facilities in 18 states and was a partner in two joint ventures that owned one operating self-storage facility and one self-storage facility under development.

Substantially all of the Company's assets and interests in self-storage facilities are held by, and all of its operations are conducted through, Storage Trust Properties, L.P. (the "Operating Partnership"). The Company is the sole general partner of, and thereby controls the operations of, the Operating Partnership, holding a 93.61% ownership interest therein as of December 31, 1996. The remaining ownership interests in the Operating Partnership (the "Units") are held by certain owners of the Predecessor Company, including BHC, and certain former owners of assets acquired by the Operating Partnership subsequent to the IPO.

Storage Realty Management Co. (the "Management Company") manages self-storage facilities owned by unrelated third parties and conducts other business, such as the sale of locks, the processing of customer property insurance and the rental of trucks, at various facilities.
Through its ownership of the preferred stock of the Management Company, the Operating Partnership receives substantially all of the economic benefits of the business carried on by the Management Company.

The Company derives its revenues principally from the Oper-ating Partnership, which is generated primarily by: (a) the Operating Partnership's rental of self-storage units at its facilities, (b) revenues (for financial reporting purposes) of the Management Company, and (c) earnings from joint ventures.

The following discussion is based on the consolidated financial statements that include, from the IPO on November 16, 1994 to December 31, 1996, the accounts of the Company, the Operating Partnership and the Management Company. Unless the context indicates otherwise, references to the Company are to Storage Trust Realty, Storage Trust Properties, L.P. and Storage Realty Management Co. on a consolidated basis.

The Predecessor Company financial statements have been prepared on a combined basis due to common management. The reorganization has been accounted for in a manner similar to a pooling of interests, and, therefore, the accompanying consolidated and combined financial statements of the Company include the results of operations of the Predecessor Company through November 15, 1994.

RESULTS OF OPERATIONS
1996 Compared to 1995
Rental income increased $19,583,000 (82.2%) in 1996 compared to 1995 as a result of the addition of 93 facilities during 1995 and 1996 ($18,009,000) and increases in the average rent per square foot and occupancy levels associated with those facilities owned for all of 1996 and 1995. Rental income on a same store basis in 1996 increased $1,574,000 or 9.0%. Average annualized rent per square foot increased 5.7% to $6.99 in 1996 from $6.61 in 1995, while occupancy increased to 86% as of December 31, 1996 compared to 81% as of December 31, 1995.

Management income and equity in earnings in joint ventures decreased a combined $189,000 (41.4%) in 1996 due to the Company's acquisition of its partners' interests in five facilities previously held in joint ventures with such partners, which resulted in the Company owning 100% of these facilities. Prior to the acquisition, the Operating Partnership managed these five facilities for the respective joint ventures.

Property operating expenses increased $4,621,000 (93.9%) as a result of acquisitions in 1996 and 1995 ($4,026,000) and increases at those facilities owned for all of 1996 and 1995. Property operating expenses on a same store basis increased $595,000 or 16.5% in 1996, reflecting:
(a) additional payroll costs at the facilities, due to higher base pay and incentive compensation, (b) additional costs for regional managers, due to more regions, (c) higher training costs, and (d) increased advertising and marketing efforts.

Real estate taxes increased $1,832,000 (97.6%) as a result of acquisitions in 1996 and 1995 ($1,766,000) and increases at those facilities owned for all of 1996 and 1995. Real estate taxes on a same store basis increased $66,000 or 4.8% in 1996, reflecting higher tax assessments and increased tax rates.

General and administrative expenses increased $976,000 (62.0%) due to the rapid expansion of the Company. The addition of personnel at the Company's headquarters to handle this growth, as well as additional state and local taxes and professional fees accounted for the majority of this increase.

Interest expense increased $2,856,000 (214.1%) due to the increase in borrowings under the Company's line of credit primarily to fund the acquisition of self-storage facilities.

Depreciation increased $2,934,000 (92.6%) due to the increased investment in self-storage facilities.

Amortization of deferred financing costs decreased $475,000 (50.6%) in 1996. In 1995, the Company wrote-off $518,000 of deferred financing costs due to the replacement of the Company's line of credit.

Net income increased $6,239,000 (65.3%) and net income per share increased $.16 (12.3%) as a result of the factors noted above.

1995 Compared to 1994
Rental income increased $15,671,000 (216.3%) in 1995 compared to 1994 as a result of the addition of: (a) 51 facilities between November 16, 1994 and December 31, 1994, and (b) 47 facilities during 1995. Average annualized rent per square foot increased 7.0% to $6.61 in 1995 from $6.20 in 1994, while occupancy decreased to 81% as of December 31, 1995 compared to 86% as of December 31, 1994.

Property operating expenses increased $3,148,000 (177.7%) as a result of acquisitions in 1995 and 1994.

Real estate taxes increased $1,340,000 (249.1%) as a result of acquisitions in 1995 and 1994.

General and administrative expenses increased $956,000 (154.9%) due to the acquisition of new facilities and the additional costs of operating a public company.

Interest expense decreased $489,000 (26.8%) in 1995 due to the decrease in mortgages and notes payable, which substantially were paid off from the proceeds of the IPO.

Depreciation increased $2,156,000 (213.0%) due to the increased investment in self-storage facilities.

Amortization of deferred financing costs increased $931,000 in 1995. The Company wrote-off $518,000 of deferred financing costs due to the replacement of the Company line of credit.

Net income increased $8,527,000 and net income per share increased $1.12 as a result of the factors noted above.

LIQUIDITY AND CAPITAL RESOURCES
Funds from Operations
The Company believes that Funds from Operations ("FFO") is helpful to investors as a measure of the performance of an equity REIT because, along with cash flows from operating activities, financing activities and investing activities, it provides investors with an understanding of the ability of the Company to incur and service debt and to make capital expenditures. FFO is not to be considered as an alternative to net income or any other GAAP measurement as a measure of operating performance and is not necessarily indicative of cash available to fund all cash needs.

FFO is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as income (loss) before the minority interest of holders of Units in the Operating Partnership and the common stock of the Management Company (computed in accordance with GAAP), excluding gains or losses from debt restructuring and sales of property, provision for losses, and real estate related depreciation and amortization (excluding amortization of financing costs). Effective in 1996, the definition of FFO was modified by NAREIT to exclude the add-back of amortization of deferred financing fees and depreciation of non real estate assets. The Company has adopted this new definition. Amounts for prior years have been revised to conform to the new definition.

Funds from Operations is determined as follows (amounts in thousands):

                                          1996              1995            1994<F1>
                                          ----              ----            --------
Net income before
   minority interest                     $16,887           $10,028           $ 1,082
Depreciation of revenue-
   producing assets                        6,028             3,135               263
Company's share of joint
   ventures' depreciation                     22                41                 3
                                         -------           -------           -------
 Funds from Operations                   $22,937           $13,204           $ 1,348
                                         =======           =======           =======

<F1> For the period from IPO (November 16, 1994) to December 31, 1994.


The weighted-average number of Common Shares and Units for the year ended December 31, 1996, year ended December 31, 1995 and for the period from IPO to December 31, 1994 were 11,488,213, 7,674,092 and 6,147,940, respectively. The Company includes Units in these amounts as Units can be exchanged for Common Shares of the Company on a one-for-one basis or redeemed in cash at the Company's option.

FFO increased in 1996 over 1995 due to the acquisition of facilities in 1996 and 1995 ($12,217,000) and the increased results from those facilities owned for all of 1996 and 1995 ($913,000 or 7.3% increase in 1996). These increases were offset by increases in general and administrative expenses and interest expense, as previously discussed.

Mortgages and Notes Payable
The Company's formal policy on the incurrence of debt is to limit Company debt (including the indebtedness of joint ventures) to 50% of total market capitalization, which is defined as the market value of the issued and outstanding Common Shares (including Units exchangeable for Common Shares) plus Company debt. At December 31, 1996 and 1995, the Company's debt-to-total market capitalization was 15.4% and 18.6%, respectively. The Company does not believe that this limit will restrict its operations or have a material adverse effect on its financial condition or results of operations, although there can be no assurance that it will not do so in the future. The Board of Trustees can change the policy at any time in light of then current economic conditions and other relevant factors.

The Company had outstanding borrowings of $63,255,000 at December 31, 1996. This indebtedness consisted of: (a) $1,582,000 of mortgage indebtedness relating to the facility located in Hilton Head, South Carolina, which was repaid on January 17, 1997; (b) $1,000,000 of mortgage indebtedness relating to the facility located in Denver, Colorado, which was repaid on January 31, 1997; and (c) $60,673,000 on the Company's revolving line of credit, which was repaid on January 22, 1997 with the proceeds from the Senior Notes (see description below). The $100 million revolving line of credit may be used to fund the acquisition, development or conversion of additional facilities. The revolving line of credit expires in January 1998, with a one-year extension at the Company's option upon satisfaction of certain conditions, and bears interest at a floating rate of LIBOR plus 1.625% (7.267% at December 31, 1996).

In December 1996, the Company received commitments from various institutional investors for the private placement of $100 million of unsecured Senior Notes. The Company funded $75 million of the Senior Notes on January 22, 1997, and the remaining $25 million is expected to be funded during April 1997. The fixed rate debt has two separate series
- Series A Senior Notes totaling $44 million with a final maturity of seven years, an average maturity of six years and a fixed interest rate of 7.47% (125 basis points over comparable Treasuries) and Series B Senior Notes totaling $56 million with a final maturity of ten years, an average maturity of eight years and a fixed interest rate of 7.66% (135 basis points over corresponding Treasuries). The proceeds of the financing are being utilized to repay indebtedness under the Company's revolving line of credit, to finance additional self-storage acquisitions and for general corporate purposes.

At December 31, 1995, the Company was obligated with respect to $8,665,000 of indebtedness, which was guaranteed by the Company, incurred in connection with seven facilities in which the Company had a joint venture interest. During 1996, the Company acquired its partners' interests in five facilities previously held in joint ventures with such partners. This resulted in the Company owning 100% of these facilities and assuming the related indebtedness, which was subsequently repaid. The guarantee of indebtedness on another facility in a joint venture was released in 1996 upon the Company's exchange of this interest for an interest in another facility. The Company subsequently acquired the remaining interests in that facility. The Company has joint and several liability but does not guarantee the $3,976,000 indebtedness of the joint venture in New Orleans, Louisiana. In 1996, the Company acquired a 25% interest in a joint venture that is developing a facility in Kansas City, Missouri. The Company has guaranteed 25% of the joint venture's construction loan, which is for a total of $2,054,000. The balance outstanding at December 31, 1996 under this construction loan of the joint venture was $185,000.

Issuance of Common Shares and Units
During July 1996, the Company completed a public offering of 4,140,000 Common Shares at $20.25 per Common Share. Net of underwriting discounts and offering costs, the Company received $78,894,000 from this offering. The net proceeds were used to repay indebtedness under the revolving line of credit and a short-term acquisition loan, which was incurred from the acquisition of facilities.

In November 1996, the Company filed a shelf registration statement covering $150,000,000 of equity securities. This registration statement has been declared effective and should permit the Company to access the equity market efficiently when it deems appropriate. However, no assurance can be given that market conditions will be favorable for such an offering.

During 1996, the Company issued 406,759 Units valued at $8,743,000 in connection with the acquisition of facilities.

The Units in the Operating Partnership not held by the Company can be exchanged for Common Shares of the Company on a one-for-one basis or redeemed in cash at the Company's option. As of December 31, 1996, no Units had been converted to Common Shares or redeemed for cash.

Liquidity
The expansion of existing facilities, the acquisition, conversion and development of additional self-storage facilities and the repayment of indebtedness, including any amounts outstanding on the revolving line of credit, represent the Company's principal liquidity requirements.

The Company expects to meet its short-term liquidity requirements by using: (a) net cash provided by operating activities, (b) any portion of net cash flow not currently distributed, (c) borrowings under the revolving line of credit, and (d) the second funding under the Senior Notes. The Company intends to meet its long-term liquidity requirements primarily through: (a) borrowings under the revolving line of credit,
(b) the issuance of new debt, and (c) the sale of Common Shares.

The Company believes that its future net cash flow will be adequate to meet operating requirements and provide for payment of distributions by the Company in accordance with income tax requirements relating to a REIT in the short-term and in the long-term. In order to maintain its status as a REIT, the Company will be required to make distributions to its shareholders of at least 95% of its taxable income, which is expected to consist primarily of its share of income of the Operating Partnership. Differences in timing between the recognition of taxable income and receipt of cash which would be available for distributions could require the Company to borrow to meet the 95% distribution requirement, although the Company does not currently anticipate the need to borrow as a result of any such difference in timing.

Capital Expenditures
In 1996, the Company spent $722,000 for the conversion of buildings from other uses to self-storage, $1,630,000 for expansions of existing facilities and climate-controlled conversions, and $2,241,000 on other capital expenditures. In 1997, the Company expects to spend on the current portfolio $1,140,000 for expansions and climate-controlled conversions and $1,150,000 on other capital expenditures. The Company believes that it can fund any necessary capital expenditures through its operations or from the revolving line of credit.

INFLATION
Substantially all of the leases at the Company's facilities have month-to-month terms, providing the opportunity to achieve increases in rental income as each lease matures. Such types of leases generally minimize the risk of inflation to the Company.

SEASONALITY
The Company's revenues are expected to be higher during the latter part of the year because its facilities experience greater occupancy from May through September (due to the higher levels of residential moves during that period) and increases in rental rates, which occur throughout the year. The Company does not expect seasonality to materially affect distributions to shareholders. The Company believes that its geographic diversity, tenant mix, and rental and expense structures provide adequate protection against significant fluctuations in cash flows and net income due to seasonality.

Report of Management

The management of Storage Trust Realty has prepared the accompanying financial statements and is responsible for their content, as well as other information contained in this annual report. These financial statements have been prepared in accordance with generally accepted accounting principles, which requires certain estimates of management. The primary objective of financial reporting is to provide users of financial statements with sufficient and relevant information.

Management is responsible for establishing and maintaining a system of accounting procedures and internal control designed to provide reasonable assurance as to the integrity and reliability of the financial records. The concept of reasonable assurance recognizes that there are inherent limitations in any control system and that the cost of maintaining a control system should not exceed the expected benefits to be derived therefrom. Management believes its system of accounting procedures and internal control effectively meets its objective of reliable financial reporting.

The Audit Committee of the Board of Trustees is composed entirely of independent directors. The Committee meets periodically throughout the year with management and the independent auditors to discuss the Company's internal accounting controls, auditing and financial reporting matters. The independent auditors have unrestricted access to the Audit Committee.


/s/ Michael G. Burnam                        /s/ Stephen M. Dulle

Michael G. Burnam                            Stephen M. Dulle
Chief Executive Officer                      Chief Financial Officer


Report of Independent Auditors

To the Shareholders and the Board of Trustees of Storage Trust Realty

We have audited the accompanying consolidated balance sheets of Storage Trust Realty as of December 31, 1996 and 1995, and the related consolidated and combined statements of operations, shareholders' equity and cash flows of Storage Trust Realty and Predecessor Company for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 1996 and 1995, and the results of its operations and cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                      /s/ Ernst & Young LLP

Chicago, Illinois
January 22, 1997, except
for Note 9, as to which
the date is January 31, 1997

Consolidated Balance Sheets

As of December 31, 1996 and 1995
(amounts in thousands, except for share information)
                                                                              1996              1995
                                                                              ----              ----
ASSETS
Investment in storage facilities, net                                       $304,114          $190,019
Cash and cash equivalents                                                      2,317             2,356
Accounts receivable and other assets                                           1,550             1,120
Deferred financing costs, net of amortization of $463 in 1996                    547               800
Investments in joint ventures                                                    197               360
                                                                            --------          --------
      Total assets                                                          $308,725          $194,655
                                                                            ========          ========


LIABILITIES AND EQUITY
Liabilities:
   Mortgages and notes payable                                              $ 63,255          $ 39,285
   Accounts payable and accrued expenses                                       5,135             3,157
   Tenant prepayments                                                          2,195             1,562
   Dividends and distributions payable                                         5,974             3,775
                                                                            --------          --------
      Total liabilities                                                       76,559            47,779
                                                                            --------          --------

Minority interest                                                             16,470             7,837
                                                                            --------          --------

Shareholders' equity:
   Common shares, $.01 par value,
    150,000,000 shares authorized,
    12,874,932 and 8,734,332 shares
    issued and outstanding                                                       129                87
   Additional paid-in capital                                                219,868           141,004
   Distributions in excess of net income                                      (4,301)           (2,052)
                                                                            --------          --------
      Total shareholders' equity                                             215,696           139,039
                                                                            --------          --------
      Total liabilities and shareholders' equity                            $308,725          $194,655
                                                                            ========          ========


The accompanying notes are an integral part of these statements.

Consolidated and Combined Statements of Operations

For the Years Ended December 31, 1996, 1995 and 1994
(amounts in thousands, except for share information)
                                                                             1996              1995              1994
                                                                             ----              ----              ----
Revenues:
Rental income                                                            $    42,499        $   22,916        $    7,245
Management income                                                                168               339               320
Equity in earnings of joint ventures                                             100               118                24
Other income                                                                     675               466               444
                                                                         -----------        ----------        ----------
   Total revenues                                                             43,442            23,839             8,033
                                                                         -----------        ----------        ----------

Expenses:
Property operations                                                            9,541             4,920             1,772
Real estate taxes                                                              3,710             1,878               538
General and administrative                                                     2,549             1,573               617
Interest                                                                       4,190             1,334             1,823
Depreciation                                                                   6,102             3,168             1,012
Amortization                                                                     463               938                 7
                                                                         -----------        ----------        ----------
   Total expenses                                                             26,555            13,811             5,769
                                                                         -----------        ----------        ----------

Net income before minority interest                                           16,887            10,028             2,264

Minority interest                                                             (1,091)             (471)           (1,234)
                                                                         -----------        ----------        ----------

Net income                                                               $    15,796        $    9,557        $    1,030
                                                                         ===========        ==========        ==========

Net income per share                                                     $      1.46        $     1.30        $     0.18
                                                                         ===========        ==========        ==========

Weighted-average number of shares outstanding during the period           10,803,871         7,324,058         5,859,322
                                                                         ===========        ==========        ==========


The accompanying notes are an integral part of these statements.

Consolidated and Combined Statements of Shareholders' Equity

For the Years Ended December 31, 1996, 1995 and 1994
(amounts in thousands, except for share information)
                                                                                                    Predecessor      Share-
                                                     Common Shares      Additional   Distributions   Company        holders'
                                                   ------------------     Paid-in     in Excess of  Accumulated      Equity
                                                   Number      Amount     Capital      Net Income     Deficit      (Deficit)
                                                   ------      ------     -------      ----------     -------      ---------
BALANCE, DECEMBER 31, 1993                               -      $  -      $      -      $      -     $(2,388)      $ (2,388)
   Contributions                                        50         -             1             -         161            162
   Net income                                            -         -             -             -       1,182          1,182
   Distributions                                         -         -             -             -      (1,354)        (1,354)
                                                ----------      ----      --------      --------     -------       --------
BALANCE, NOVEMBER 15, 1994                              50         -             1             -      (2,399)        (2,398)
   Proceeds from IPO, net of offering
    costs of $9,710                              5,859,282        59        91,992             -           -         92,051
   Non-cash reorganization adjustment                    -         -             -             -       2,194          2,194
   Reclassification to minority interest                 -         -        (4,522)            -         205         (4,317)
   Net income                                            -         -             -         1,030           -          1,030
   Dividends declared ($0.194 per share)                 -         -             -        (1,137)          -         (1,137)
                                                ----------      ----      --------      --------     -------       --------
BALANCE, DECEMBER 31, 1994                       5,859,332        59        87,471          (107)          -         87,423
   Proceeds from public offering,
    net of offering costs of $3,939              2,875,000        28        53,533             -           -         53,561
   Net income                                            -         -             -         9,557           -          9,557
   Dividends declared ($1.5725 per share)                -         -             -       (11,502)          -        (11,502)
                                                ----------      ----      --------      --------     -------       --------

BALANCE, DECEMBER 31, 1995                       8,734,332        87       141,004        (2,052)          -        139,039
   Proceeds from public offering,
    net of offering costs of $4,941              4,140,000        42        78,852             -           -         78,894
   Proceeds from exercise of stock options             600         -            12             -           -             12
   Net income                                            -         -             -        15,796           -         15,796
   Dividends declared ($1.665 per share)                 -         -             -       (18,045)          -        (18,045)
                                                ----------      ----      --------      --------     -------       --------
BALANCE, DECEMBER 31, 1996                      12,874,932      $129      $219,868      $ (4,301)    $     -       $215,696
                                                ==========      ====      ========      ========     =======       ========


The accompanying notes are an integral part of these statements.

Consolidated and Combined Statements of Cash Flows

For the Years Ended December 31, 1996, 1995 and 1994
(amounts in thousands)
                                                                              1996              1995              1994
                                                                              ----              ----              ----
Cash flows from operating activities:
   Net income                                                              $  15,796          $  9,557          $  1,030
   Adjustments to reconcile net income to
      net cash provided by operating activities:
      Depreciation and amortization                                            6,565             4,106             1,019
      Gain on extinguishment of debt                                               -                 -              (122)
      Equity in earnings of joint ventures                                      (100)             (118)              (24)
      Distributions from joint ventures                                           20                45                 -
      Minority interest                                                        1,091               471             1,234
      Changes in assets and liabilities:
         Accounts receivable and other assets                                   (430)             (499)             (900)
         Accounts payable and accrued expenses                                 2,611               649             3,624
                                                                           ---------          --------          --------
      Net cash provided by operating activities                               25,553            14,211             5,861
                                                                           ---------          --------          --------

Cash flows from investing activities:
   Acquisition of storage facilities                                        (102,230)          (82,161)          (77,095)
   Other additions to storage facilities                                      (4,593)           (2,792)                -
   Investment in joint ventures                                                 (128)                -              (250)
                                                                           ---------          --------          --------
   Net cash used in investing activities                                    (106,951)          (84,953)          (77,345)
                                                                           ---------          --------          --------

Cash flows from financing activities:
   Borrowings on revolving line of credit                                    113,734            96,871             7,043
   Payments on revolving line of credit                                      (86,156)          (70,819)                -
   Issuance of mortgages and notes payable                                         -                 -             4,579
   Payments on mortgages and notes payable                                    (7,868)              (67)          (27,266)
   Financing costs paid                                                         (210)             (649)             (296)
   Distributions to minority interest paid                                    (1,022)             (461)                -
   Contributions to Predecessor Company                                            -                 -               162
   Distributions paid by Predecessor Company                                       -                 -            (1,354)
   Dividends paid                                                            (16,025)           (9,058)                -
   Stock options exercised                                                        12                 -                 -
   Offering costs paid                                                        (4,941)           (3,939)           (9,710)
   Proceeds from sale of Common Stock                                         83,835            57,500           101,761
                                                                           ---------          --------          --------
   Net cash provided by financing activities                                  81,359            69,378            74,919
                                                                           ---------          --------          --------

Net change in cash and cash equivalents                                          (39)           (1,364)            3,435
Cash and cash equivalents at beginning of period                               2,356             3,720               285
                                                                           ---------          --------          --------
Cash and cash equivalents at end of period                                 $   2,317          $  2,356          $  3,720
                                                                           =========          ========          ========

Supplemental cash flow information:
   Cash paid for interest                                                  $   4,271          $  1,086          $  1,819
                                                                           =========          ========          ========

Schedule of non-cash investing and financing activities:
   Storage facilities acquired in exchange for Operating
    Partnership Units                                                      $   8,743          $  3,652          $      -
                                                                           =========          ========          ========
   Mortgages assumed on acquired facilities                                $   4,260          $  4,534          $      -
                                                                           =========          ========          ========

Non-cash reorganization adjustment:
   Increase in investment in real estate, net                              $       -          $      -          $  2,107
   Decrease in accounts receivable and other assets                                -                 -             (635)
   Decrease in accounts payable and accrued expenses                               -                 -               722
                                                                           ---------          --------          --------
   Total                                                                   $       -          $      -          $  2,194
                                                                           =========          ========          ========

The accompanying notes are an integral part of these statements.

Notes to Consolidated and Combined Financial Statements

1.  Organization and Basis of Presentation

    Organization
    Storage Trust Realty (the "Company") was formed as a Maryland real estate investment trust ("REIT") on July 12, 1994 to continue the self-storage business of Burnam Holding Companies Co. ("BHC") and certain of its affiliates (collectively, the "Predecessor Company") in owning, operating and managing self-storage facilities. The Company and its subsidiaries commenced operations effective with the completion of the Company's initial public offering (the "IPO") on November 16, 1994. As of December 31, 1996, the Company owned 165 self-storage facilities in 18 states and was a partner in two joint ventures that owned one operating self-storage facility and one self-storage facility under development.

    Substantially all of the Company's assets and interests in self-storage facilities are held by, and all of its operations are conducted through, Storage Trust Properties, L.P. (the "Operating Partnership"). The Company is the sole general partner of, and thereby controls the operations of, the Operating Partnership, holding a 93.61% ownership interest therein as of December 31, 1996. The remaining ownership interests in the Operating Partnership (the "Units") are held by certain owners of the Predecessor Company, including BHC (collectively "Original Investors") and certain former owners of assets acquired by the Operating Partnership subsequent to the IPO.

    Storage Realty Management Co. (the "Management Company") manages self-storage facilities owned by unrelated third parties and conducts other business, such as the sale of locks, the processing of customer property insurance and the rental of trucks, at various facilities.
    Through its ownership of the preferred stock of the Management Company, the Operating Partnership receives substantially all of the economic benefits of the businesses carried on by the Management Company.

    Basis of Presentation
    The accompanying consolidated financial statements include, subsequent to the IPO, the accounts of the Company, the Operating Partnership and the Management Company.

    The Predecessor Company financial statements have been prepared on a combined basis due to common management. The reorganization has been accounted for in a manner similar to a pooling of interests, and, therefore, the accompanying consolidated and combined financial statements of the Company include the results of operations of the Predecessor Company.

    All significant intercompany transactions have been eliminated in the consolidated and combined presentations.

    Certain amounts in 1995 and 1994 have been reclassified to conform with the 1996 presentation.

    The accompanying consolidated and combined statement of shareholders' equity for the year ended December 31, 1994 reflects a non-cash reorganization adjustment of $2,194,000, which arose as a consequence of applying purchase accounting with respect to the portion of the facilities acquired by the Operating Partnership at the time of the IPO that were not owned by BHC. The non-cash adjustment has been excluded in the accompanying consolidated and combined statement of cash flows for the year ended December 31, 1994.

2.  Summary of Significant Accounting Policies

    Investment in Storage Facilities
    Investment in storage facilities is recorded at cost. Depreciation is computed using straight-line and accelerated methods over estimated useful lives ranging from 5 to 40 years for buildings and improvements, and 3 to 10 years for furniture, fixtures and equipment. Expenditures for significant renovations and improvements, which improve and/or extend the useful lives of fixed assets, are capitalized. Maintenance and repairs are expensed as incurred.

    Long-Lived Assets
    On January 1, 1996, the Company adopted FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and Assets to Be Disposed Of," which requires impairment losses to be recognized on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. There was no effect of adoption on the Company's financial position or results of operations.

    Revenue Recognition
    Rental income is recorded when due from tenants under operating lease agreements.

    Federal Income Taxes
    No provision has been made for Federal income taxes for the Company in the accompanying consolidated financial statements because the Company has operated and expects to continue operating in a manner to qualify as a REIT.

    Under the applicable provisions of the Internal Revenue Code for a REIT, the Company is allowed to reduce taxable income by all or a portion of its distributions to shareholders so long as it distributes at least of 95% of its taxable income to its shareholders and complies with certain other requirements. Distributions in 1996, 1995 and 1994 were 100% taxable to shareholders as ordinary income.

    Cash and Cash Equivalents
    The Company considers all demand and money market accounts and repurchase agreements with a maturity of three months or less when purchased to be cash and cash equivalents.

    Deferred Financing Costs
    Fees and related expenses incurred in connection with financing transactions are capitalized at cost and are amortized on a straight-line basis over the life of the related financing, which approximates the interest method. The unamortized balance is expensed upon termination or prepayment of the financing.

    Investments in Joint Ventures
    Investments in joint ventures represent investments in self-storage facilities in which the Company does not have a controlling interest. The Company exercises significant influence over the operating and financial policies of the joint ventures.

    The equity method of accounting has been applied in the accompanying consolidated financial statements with respect to the Operating Partnership's interests in joint ventures.

    Stock Options
    The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its stock options because, as discussed below, the alternative fair value accounting provided under FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("FASB 123") requires use of option valuation models that were not developed for use in valuing stock options. Under APB 25, because the exercise price of the Company's stock options equaled the market price of the underlying stock at the grant date, no compensation expense is recognized.

    Net Income Per Share
    Primary earnings per Common Share are based upon the weighted-average number of shares and the equivalent shares outstanding during the period. The assumed exercise price of outstanding options for Common Shares and Units in the Operating Partnership using the treasury stock method is not materially dilutive and such amounts are not presented.

    Minority Interest
    The minority interest reflects the ownership interest of the limited partners in the Operating Partnership and the other shareholder of the Management Company. Amounts allocated to these interests are reflected as an expense in the statement of operations and increase the Company's liability. Distributions to the limited partners and the other shareholder reduce this liability. Minority interest of unitholders in the Operating Partnership is calculated based on the weighted-average Common Shares and Units outstanding for the period.

    The Units in the Operating Partnership held by minority interests can be exchanged for shares of the Company on a one-for-one basis or redeemed in cash at the Company's option.

    At December 31, 1996 and 1995, the minority interest ownership in the Operating Partnership was 879,141 Units (6.39%) and 472,382 Units (5.13%), respectively.

    Fair Value of Financial Instruments
    Cash and cash equivalents are carried at amounts that approximate their fair value as of December 31, 1996 and 1995. The Company's mortgages and notes payable are carried at amounts that approximate their fair value as of December 31, 1996 and 1995. Fair values were estimated using discounted cash flow analysis, based on interest rates currently available to the Company for the issuance of mortgages and notes payable with similar terms and remaining maturities.

    Use of Estimates
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  Investment in Storage Facilities

    The following summarizes the Company's investment in storage facilities (amounts in thousands):

                                                            1996              1995
                                                            ----              ----
    Land                                                  $ 60,578          $ 34,275
    Buildings                                              237,190           151,966
    Furniture, fixtures and equipment                       16,551             7,975
                                                          --------          --------
    Total cost                                             314,319           194,216
    Accumulated depreciation                               (10,205)           (4,197)
                                                          --------          --------
    Investment in storage facilities, net                 $304,114          $190,019
                                                          ========          ========

4.  Investments in Joint Ventures
    Investments in joint ventures represent the Company's minority interest in several self-storage facilities as follows:

                                                 1996             1995
                                                 ----             ----
    New Orleans, LA                               15%              15%
    Kansas City, MO                               25%               -
    St. Louis, MO <F1>                             -               50%
    Clearwater, FL <F1>                            -               25%
    Florissant, MO <F1>                            -               25%
    Columbia, SC <F1>                              -               25%
    Ferguson, MO <F1>                              -               25%
    Mundelein, IL <F2>                             -               15%

    <F1>   As of April 1, 1996, the Company acquired its partners' interests in five facilities previously held in joint ventures with such partners, which resulted in the Company owning 100% of these facilities. Consideration for the purchase price of $7,748,000 included 203,390 Units in the Operating Partnership (at a value of $22.125 per Unit or $4,500,000), a net assumption of liabilities of $3,119,000, and cash of $129,000. The Company has accounted for this transaction as a purchase under APB 16 and has consolidated the properties as of April 1, 1996.

    <F2>   In August 1996, the Company exchanged its interest in the joint venture for an interest in another facility. The remaining interests in that facility were subsequently acquired by the Company.

    At December 31, 1995, the Company had guaranteed 100% of the debt of several of the joint venture facilities, which totaled $8,665,000. At December 31, 1996, the Company has joint and several liability with respect to the debt on the New Orleans, LA facility, which debt totaled $3,976,000, and had guaranteed 25% of the debt on the Kansas City, MO facility, which debt totaled $185,000.


5.  Mortgages and Notes Payable
    Mortgages and notes payable consist of the following (column amounts in thousands):

                                                                1996                                1995
                                                                ----                                ----
    Unsecured revolving line of
    credit with an aggregate
    borrowing limit of $100 million,
    bearing interest at LIBOR plus
    1.625% per annum (7.267%) at
    December 31, 1996 and LIBOR
    plus 1.75% per annum (7.575%)
    at December 31, 1995, interest
    only payable monthly and a fee
    on the unused portion of .25% per
    annum. Expiration on January 24,
    1998, with a one-year extension
    at the Company's option upon the
    satisfaction of certain conditions.                        $60,673                             $33,095

    Mortgage loan secured by one
    self-storage facility, bearing
    interest at 7.5%, principal and
    interest of $16,000 payable
    monthly, and scheduled to
    mature on April 3, 1999.                                     1,582                               1,656

    Mortgage loan secured by one
    self-storage facility, bearing
    interest at 5.0%, periodic interest-
    only payments due until maturity
    on January 31, 1997.                                         1,000                                   -

    Mortgage loan secured by one
    self-storage facility, bearing
    interest at 7.5%, matured on
    January 10, 1996.                                                -                                 850

    Mortgage loan secured by one
    self-storage facility, bearing
    interest at 8%, matured on
    January 16, 1996.                                                -                               1,000

    Mortgage loan secured by one
    self-storage facility, bearing
    interest at 7.75%, matured
    on April 1, 1996.                                                -                               2,684
                                                               -------                             -------
                                                               $63,255                             $39,285
                                                               =======                             =======

    The scheduled maturities of mortgages and notes payable subsequent to December 31, 1996 are as follows (amounts in thousands):

    1997                                                       $ 1,079
    1998                                                        60,759
    1999                                                         1,417
                                                               -------
                                                               $63,255
                                                               =======

    In December 1996, the Company received commitments from various institutional investors for the private placement of $100 million of unsecured Senior Notes. The Company funded $75 million of the Senior Notes on January 22, 1997 and the remaining $25 million is expected to be funded during April 1997. The fixed-rate debt has a weighted-average interest rate of 7.58% per annum and a weighted-average maturity of 7.12 years. The proceeds of the financing are being utilized to repay indebtedness under the Company's revolving line of credit, to finance additional self-storage acquisitions and for general corporate purposes.

    In anticipation of the Senior Note offering, the Company entered into a hedging transaction (the sale of Treasury securities) with the objective of reducing its exposure to changes in interest rates. The hedge was closed upon receiving the commitments from the institutional invest-ors in December 1996. The Company realized net proceeds of $645,000 from this transaction and this amount is included within accrued liabilities at December 31, 1996. This hedging gain will be amortized against interest expense over the term of the debt.

6.  Share Option Plan
    A share option plan was adopted by the Company in November 1994 and amended in May 1996. The plan provides that an aggregate of 730,000 of the Company's authorized Common Shares are reserved for issuance. The options are exercisable at a price not less than the fair market value on the date of grant. The options expire at the earlier of: (a) 10 years from the date of grant, (b) 12 months after termination of employment due to death or disability, or (c) three months after termination for any other reason. The Company has granted options on Units of the Operating Partnership (which are convertible to Common Shares) to key officers and employees, which vest ratably over five years. The Company's independent trustees are each granted options on 3,000 Common Shares upon becoming Trustees, which vest after one year, and options on 3,000 Common Shares subsequent to the close of each of the Company's annual shareholders' meetings, which vest immediately.

    Pro forma information regarding net income and earnings per share is required by FASB 123, and has been determined as if the Company had accounted for its stock options under the fair value method of FASB 123. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                               1996              1995
                                               ----              ----
    Risk-free interest rates                   6.79%             7.55%
    Estimated dividend yields                  7.50%             8.00%
    Volatility factors of the expected
       market price of the Company's
       Common Shares                           0.177             0.105
    Expected life of the options             7 years           7 years


    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, such as the expected stock price volatility and the expected dividend yield. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to compensation expense over the vesting period of the options. The Company's pro forma information is as follows (amounts in thousands, except for share information):


                                            1996              1995
                                            ----              ----
    Historic net income                   $15,796            $9,557
    Pro forma compensation expense            (85)              (68)
                                          -------            ------
    Pro forma net income                  $15,711            $9,489
                                          =======            ======
    Pro forma net income per share        $  1.44            $ 1.29
                                          =======            ======

    A summary of the Company's stock option activity and related information is as follows:

                                                       1996                              1995
                                             --------------------------         ---------------------------
                                                              Weighted-                           Weighted-
                                              Number           Average           Number            Average
                                                Of            Exercise             Of             Exercise
                                             Options            Price           Options             Price
                                             -------            -----           -------             -----
    Outstanding at
       beginning of year                     396,100            $17.78             9,000            $17.50
    Granted                                   38,500            $21.45           404,710            $17.77
    Exercised                                   (600)           $17.50                 -                 -
    Forfeited                                (12,600)           $18.21           (17,610)           $17.50
                                             -------            ------           -------            ------
    Outstanding at
       end of year                           421,400            $18.10           396,100            $17.78
                                             =======            ======           =======            ======
    Exercisable at
       end of year                           176,718                              91,298
                                             =======                             =======
    Weighted-average
       fair value of
       options granted
       during the year                        $ 1.89                              $ 0.81
                                             =======                             =======

    Exercise prices for options outstanding as of December 31, 1996 ranged from $17.50 to $21.50 per share. The weighted-average remaining contractual life of those options is 8.2 years.

7.  Acquisitions and Pro Forma Information (unaudited)
    During the year ended December 31, 1996, the Company acquired 46 facilities containing approximately 2.8 million net rentable square feet at a combined purchase price of $116.6 million.

    The following presents the unaudited consolidated results of operations of the Company for the year ended December 31, 1996 on a pro forma basis as if: (a) these acquisitions had been completed as of January 1, 1996 and (b) the public offering of Common Shares in July 1996 occurred as of January 1, 1996 (amounts in thousands, except for share information).

    Revenues:
     Rental income                                           $50,122
     Management income                                           145
     Equity in earnings of joint ventures                         70
     Other income                                                710
                                                             -------
        Total revenues                                        51,047
                                                             -------
    Expenses:
     Property operations                                      11,195
     Real estate taxes                                         4,406
     General and administrative                                2,594
     Interest                                                  4,722
     Depreciation                                              7,211
     Amortization                                                463
                                                             -------
        Total expenses                                        30,591
                                                             -------
     Net income before minority interest                      20,456
     Minority interest                                        (1,339)
                                                             -------
     Net income                                              $19,117
                                                             =======
    Net income per share                                       $1.48
                                                             =======
    Weighted-average number of shares
    outstanding during the period                         12,874,932
                                                          ==========

    The pro forma information is not necessarily indicative of what actual results of operations of the Company would have been, assuming such transactions had been completed as of January 1, 1996, nor does it purport to represent the results of operations for future periods.

8.  Retirement Savings Plan
    In 1995, the Company adopted a retirement savings plan (the "Plan") for its full-time employees. The Plan is a qualified plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participants in the Plan may elect to contribute a portion of their earnings to the Plan and the Company is obligated to make a matching contribution for the employee equal to 50% of the participant's contribution to the Plan, up to 2% of the participant's compensation. The Company's matching contribution to the Plan was $14,000 in 1996 and $1,000 in 1995.

9.  Subsequent Events
    On January 3, 1997, the Company acquired a self-storage facility containing approximately 82,000 square feet in Basalt, Colorado. The purchase price of $3,740,000 was funded from the Company's revolving line of credit and the assumption of an existing mortgage payable. The mortgage was paid on January 17, 1997.

    On January 17, 1997 and January 31, 1997, the Company repaid mortgage payable of $1,582,000 and $1,000,000, respectively.

10. Quarterly Financial Data (unaudited)
    Summarized unaudited financial data by quarter for the years ended December 31, 1996 and 1995 is as follows (amounts in thousands, except for share information):

                                           First            Second             Third            Fourth
                                          Quarter           Quarter           Quarter           Quarter            Total
                                          -------           -------           -------           -------            -----
    1996:
    Revenues                               $7,994           $10,167           $12,303           $12,978           $43,442
    Expenses                                4,950             6,986             6,930             7,689            26,555
                                           ------           -------           -------           -------           -------
    Net income before minority interest     3,044             3,181             5,373             5,289            16,887
    Minority interest                        (162)             (237)             (327)             (365)           (1,091)
                                           ------           -------           -------           -------           -------
    Net income                             $2,882           $ 2,944           $ 5,046           $ 4,924           $15,796
                                           ======           =======           =======           =======           =======
    Net income per share                   $ 0.33           $  0.34           $  0.39           $  0.38           $  1.46
                                           ======           =======           =======           =======           =======
    1995:
    Revenues                               $4,528           $ 5,279           $ 6,338           $ 7,694           $23,839
    Expenses                                2,401             3,150             3,217             5,043            13,811
                                           ------           -------           -------           -------           -------
    Net income before minority interest     2,127             2,129             3,121             2,651            10,028
    Minority interest                        (104)             (103)             (125)             (139)             (471)
                                           ------           -------           -------           -------           -------
    Net income                             $2,023           $ 2,026           $ 2,996           $ 2,512           $ 9,557
                                           ======           =======           =======           =======           =======
    Net income per share                   $ 0.35           $  0.34           $  0.34           $  0.29           $  1.30
                                           ======           =======           =======           =======           =======

    During the fourth quarter of 1995 in connection with obtaining a new $100 million unsecured line of credit, the Company expensed $518,000 of deferred loan costs related to the previous line of credit.

Board of Trustees

Gordon Burnam<F1>
Chairman - Board of Trustees
Storage Trust Realty

Michael G. Burnam
Chief Executive Officer
Storage Trust Realty

P. Crismon Burnam
Chief Operating Officer
Storage Trust Realty

Blake Eagle<F1><F2>
Chairman
MIT Center for Real Estate

Randall K. Rowe<F3>
Managing Director and Chief Executive Officer
Transwestern Investment Company, LLC

Daniel C. Staton<F1><F3>
Chief Operating Officer, Executive Vice-President and Director
Duke Realty Investments, Inc.

Fredrick W. Petri<F2>
President
Petrone, Petri & Company

[FN]
<F1>Executive Committee Member
<F2>Audit Committee Member
<F3>Executive Compensation Committee Member

Executive Officers

Gordon Burnam
Chairman - Board of Trustees

Michael G. Burnam
Chief Executive Officer

P. Crismon Burnam
Chief Operating Officer

Stephen M. Dulle
Chief Financial Officer

Timothy B. Burnam
Vice President - Construction & Development

Shareholder and Investor Information

Annual Meeting
The 1997 Annual Meeting of Shareholders will be held at 8:00 a.m. local time on May 7, 1997 at the Renaissance St. Louis Hotel - Airport in St. Louis, Missouri.

Price Range of Common Shares and
Dividends Declared
Storage Trust Realty has been listed on the New York Stock Exchange since its IPO in November 1994 under the symbol SEA. The following table shows the high and low sales price for the Company's Common Shares and dividends declared for the periods indicated.

                                           High              Low             Dividends
                                          Price             Price            Declared
                                          -----             -----            --------
1996
Fourth Quarter                               $27           $21-5/8            $.4350
Third Quarter                            $22-5/8           $19-7/8            $.4100
Second Quarter                           $22-3/8               $20            $.4100
First Quarter                                $24           $21-1/2            $.4100

1995
Fourth Quarter                           $22-3/4           $18-1/2            $.4100
Third Quarter                                $22           $19-7/8            $.3875
Second Quarter                           $21-7/8           $19-1/2            $.3875
First Quarter                            $20-3/4           $17-1/4            $.3875

As of January 31, 1997, there were 201 direct shareholders of record.

Financial Reports
The Company's Annual Report on Form 10-K and Quarterly Reports of Form 10-Q, as filed with the Securities and Exchange Commission, are available to shareholders free of charge upon written request to:

Michael T. Nealon
Controller - External Reports
Storage Trust Realty
2407 Rangeline Street
Columbia, MO      65202

Investor Inquiries
Security analysts, portfolio managers and other investors seeking information about the Company's operations and financial performance are invited to contact Stephen M. Dulle or Michael T. Nealon at (573)
499-4799.

Additional information on the Company can be obtained on the Internet at http://www.storagetrust.com.

Transfer Agent
Boatmen's Trust Company
510 Locust Street
2nd Floor
St. Louis, MO  63101
Phone: (314) 466-1357
       (800) 456-9852

Independent Auditors
Ernst & Young LLP
Chicago, IL

Legal Counsel
Mayer, Brown & Platt
Chicago, IL

Van Matre Law Firm
Columbia, MO

                                            (R)
                                    STORAGE
                                     TRUST
                                    [LOGO]

  2407 Rangeline Street * Columbia, MO 65202 * 573-499-4799 * Fax 573-442-5554