Form 10-K, Exhibit 13
period 1997-12-31
STORAGE TRUST REALTY
filed 1998-03-23
CIK 928735

                                                             [STORAGE
                                                               TRUST
                                                                LOGO]


                                                         Annual Report 1997


Storage Trust Realty and Predecessor Company
Selected Financial Data<F1>
(Amounts in thousands, except for share and property information)
                                            1997              1996              1995              1994           1993
Operating Data
Total revenues                         $  59,706         $  43,442         $  23,839         $   8,033      $   5,443
Total expenses                         $  38,036         $  26,555         $  13,811         $   5,769      $   4,721
Net income before minority interest    $  21,670         $  16,887         $  10,028         $   2,264      $     722
Minority interest                      $  (1,293)        $  (1,091)        $    (471)        $  (1,234)     $      --
Net income                             $  20,377         $  15,796         $   9,557         $   1,030      $     722
Per share data:
   Net income-basic<F5>                $    1.52         $    1.46         $    1.30         $    0.18<F2>  $      --
   Net income-diluted<F5>              $    1.51         $    1.46         $    1.30         $    0.18<F2>  $      --
   Dividends declared                  $  1.7650         $  1.6650         $  1.5725         $  0.1940<F2>  $      --

Other Data
EBITDA<F3>                             $  39,318         $  27,642         $  15,468         $   1,383<F2>  $      --
Funds from operations<F4>              $  30,973         $  22,937         $  13,204         $   1,348<F2>  $      --
FFO per share-basic<F4>,<F5>           $    2.18         $    2.00         $    1.72         $    0.22<F2>  $      --
FFO per share-diluted<F4>,<F5>         $    2.16         $    1.98         $    1.71         $    0.22<F2>  $      --

Balance Sheet Data
Investment in storage facilities,
   before depreciation                 $ 404,966         $ 314,319         $ 194,216         $ 101,077      $  26,763
Total assets                           $ 400,295         $ 308,725         $ 194,655         $ 104,965      $  22,511
Mortgages and notes payable            $ 100,000         $  63,255         $  39,285         $   8,766      $  24,532
Total liabilities                      $ 111,786         $  76,559         $  47,779         $  13,229      $  24,899
Minority interest                      $  15,905         $  16,470         $   7,837         $   4,313      $      --
Shareholders' equity (deficit)         $ 272,604         $ 215,696         $ 139,039         $  87,423      $  (2,388)

Property Information
Wholly owned facilities                      187               165               121                74             21
Net rentable square feet               9,894,000         8,491,000         5,709,000         3,182,000      1,010,000
Average rent per square foot           $    7.54         $    6.99         $    6.61         $    6.20      $    5.51

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

<F5>  The earnings and FFO per share amounts prior to 1997 have been restated
      as required to comply with Statement of Financial Accounting
      Standards No. 128, "Earnings per Share" ("FASB 128"). For further discussion of earnings per share and the impact of FASB 128, see the notes to the consolidated financial statements.


[CHART]

Investment in
Storage Facilities
($ millions)


[CHART]

Revenues
($ millions)
<F*> Pro Forma


[CHART]

Funds from
Operations
($ millions)
<F*> Pro Forma


[CHART]

Number of
Facilities Owned

                                                         Corporate Profile

                     At December 31, 1997, Storage Trust
                      owned or operated 202 self-storage
                           facilities in 16 states.


                                                             Storage Trust
                                                                Facilities

                                     [MAP]


Storage Trust Realty (the "Company") is a self-administered and self-managed real estate investment trust ("REIT"), the fifth largest operator in the self-storage industry. Company facilities are designed to offer low-cost, easily accessible storage space for both residential and commercial use. At December 31, 1997, Storage Trust owned or operated 202 self-storage facilities containing an aggregate of approximately 10.6 million net rentable square feet in 16 states throughout the Southern, Mid-Atlantic, Midwest and Western regions of the United States.

The Company's primary objectives are to produce capital appreciation, pay dividends to our shareholders and increase earnings per share. We accomplish these objectives by aggressively managing current facilities and expanding them where economically feasible, acquiring existing self-storage facilities, converting other commercial real estate into self-storage facilities, and developing new self-storage facilities.

Storage Trust completed its initial public offering ("IPO") on November 16, 1994. With the IPO and three secondary offerings, the Company has raised over $300 million through the issuance of common equity. The Company's common shares are traded on the New York Stock Exchange under the symbol "SEA."

Additional information on the Company can be obtained at our website at www.storagetrust.com.

                                                          Chairman's Letter

We are pleased to report that 1997 was a good year for Storage Trust Realty. We saw increases in the results from operations of our existing facilities and we continued to find attractive acquisition opportunities to add to the portfolio. Storage Trust continues to demonstrate that a strategy of focused growth in existing markets and solid managerial control can maximize shareholder value. This is a strategy we will continue to use and refine going into 1998.


        Newly acquired
Storage Trust facility
    in Houston, Texas.

      [PHOTO]



   [PHOTO]                 [PHOTO]

Gordon Burnam             Dan Staton


As you review this report, we are confident you will share our satisfaction in the results for 1997 as well as our optimism for 1998. Our highlights of 1997 included:

      * Increased revenues 37.4% over 1996, reflecting acquisitions during 1996 and 1997 and improved results at existing facilities.

      * Acquired 38 facilities containing 2,070,000 net rentable square feet for $105.6 million through the use of cash and the exchange of 16 facilities containing 690,000 net rentable square feet valued at $23.7 million.

      *     Increased funds from operations by 9.0% on a per share basis.

      * Increased the dividend for the fourth quarter by 5.7% to $1.84 per share on an annual basis.

      * Completed the direct sale of 2,530,000 shares of common stock in October and November 1997, raising net proceeds of $59.7 million.

      * Funded $100 million in unsecured fixed-rate debt from several institutional investors at a weighted-average interest rate of 7.58% that was funded in January and April 1997. The debt received an investment grade rating of BBB- from Duff & Phelps Credit Rating Co.

      * Reduced the interest rate on the Company's unsecured line of credit during the year by 25 basis points.

      * Negotiated a new line of credit that went into effect in late January 1998, increasing the amount available from $100 million to $150 million and reducing the interest rate by another 17.5 basis points.

     [PHOTO]

        Site Guard
 systems allow our
managers to assist
  customers in the
 rental office and
 still monitor the
         premises.



While we are proud of the 1997 results, we realize that same store results are the name of the game, and in that category we did not meet our expectations. The management structure to oversee the operations of the facilities has been changed to put more experienced management closer to the individual facilities. Additionally, personnel have been added in the acquisitions, accounting, operations and information systems departments in order to better position the Company for future growth. With these operational changes and personnel additions, we are confident that the necessary infrastructure is now in place to improve same store results and maximize our 1998 results.

We have built value by concentrating on prudent and focused growth that has enhanced the performance of the Company. This commitment and focus has been reinforced with our new management structure and will continue in 1998 and in the years beyond. We are well positioned to meet the challenges of the future.

I have decided to step down as Chairman of the Board, although I will retain a board seat and continue to be actively involved with the Company. Dan Staton has assumed the responsibilities of chairmanship. His aggressiveness and experience will help the Company further its leadership role in the self-storage industry.

I would like to thank all employees of the Company for their hard work and dedication this year. Special thanks go to our independent trustees for their invaluable leadership and guidance, and to you, our shareholders, for your continued support and confidence.


/s/ Gordon Burnam



Storage Trust facility in
Deerfield Beach, Florida.

         [PHOTO]

 During 1997, the Company
  continued its pattern
  of growth through the
 acquisition of existing
facilities in core markets.


Operating Results

The Company experienced increases in earnings each quarter in 1997 as net income increased from $.35 per share in the first quarter to $.39 in the fourth quarter, and FFO increased from $.52 per share in the first quarter to $.55 in the fourth quarter. Net income for 1997 was $1.52 per share, an increase of 4.1% over 1996. FFO for 1997 was $2.18 per share, which represented a 9.0% increase over the $2.00 per share for 1996.

Total revenues for the year increased 37.4% to $59.7 million. This increase resulted from the net acquisition of 22 facilities in 1997 and improved results at existing facilities. Square footage occupancy at December 31, 1997 was 83% compared to 86% at December 31, 1996. Average revenue per occupied square foot for the entire portfolio increased 7.9% from $6.99 in 1996 to $7.54 in 1997. These increases have primarily come at those locations owned by the Company throughout all of 1996 and 1997.

For the 106 facilities owned by the Company throughout all of 1996 and 1997, revenues and net operating income increased 3.1% and 4.8%, respectively. Average revenue per occupied square foot increased 2.8% from $7.15 in 1996 to $7.35 in 1997. Square footage occupancy on a same store basis decreased from 85% at December 31, 1996 to 83% at December 31, 1997.

EBITDA margin (defined as total revenues less property operating expenses, real estate taxes, and general and administrative expenses divided by total revenues) increased from 63.6% in 1996 to 65.9% in 1997. This is one of the best percentages in the self-storage industry for this measurement.

Total assets grew 29.7% from $308.7 million at December 31, 1996 to $400.3 million at December 31, 1997. This increase reflects the net acquisition of 22 facilities during 1997.

Discussion of Operations

Acquisitions and Exchanges

During 1997, the Company continued its pattern of growth through the acquisition of existing facilities in core markets. The Company acquired 38 facilities containing 2,070,000 net rentable square feet at a cost of $105.6 million. Our acquisition strategy is twofold: (a) gain greater market penetration and economies of scale through the acquisition of facilities strategically located in our current markets, and (b) find select, attractive new markets where the Company can acquire sufficient facilities to achieve economies of scale. The Company's "target markets" are larger metropolitan areas exhibiting strong population and job growth where facilities are available at attractive prices, are currently under-performing, or where our management expertise can enhance performance.


Storage Trust facility
in Katy, Texas.

    [PHOTO]

Debt-to-Total Market
Capitalization
As of December 31 ($ millions)

          [CHART]




Acquisitions in 1997 were primarily in our larger markets, such as seven facilities in Dallas/Ft. Worth, TX; five in Chicago, IL; five in Houston, TX; and four in Southeast Florida. We did enter selected new markets during the year, such as suburban Washington, D.C. and New Orleans, LA.

During the year, we entered into two exchanges with other self-storage operators that allowed us to reposition our resources into markets where we see better growth opportunities. The first exchange occurred in May 1997, when we obtained ownership of six facilities (three in Chicago, IL and one each in Columbia, SC; Charleston, SC; and New Orleans, LA) in exchange for eight facilities (seven in Memphis, TN and one in Tulsa, OK). The second exchange occurred in the third quarter of 1997, when we obtained ownership of four facilities (two in Dallas/Ft. Worth, TX and one each in Houston, TX and Raleigh-Durham, NC) in exchange for eight facilities (three in Gulfport, MS; two in Knoxville, TN; and one each in Fayetteville, NC; Wilmington, NC; and Odessa, TX).

As a result of these acquisitions and exchanges in 1996 and 1997, the Company has a strategically compatible portfolio of 187 wholly owned facilities located in 16 states. We anticipate continued opportunities for external growth in our current markets and for selected new markets in 1998. We will also be on the constant lookout for opportunities to reposition resources to accomplish our business plan.

Expansions, Development and Conversions

In addition to the acquisition of existing self-storage facilities, the Company is planning to: (a) expand existing facilities, (b) develop several new facilities, and (c) convert other commercial real estate buildings to be used for self-storage.

Facilities are generally expanded when levels of occupancy combined with local demand make it economically feasible. The Company currently has plans to do expansions at six facilities during 1998, totalling 77,200 net rentable square feet. The Company has also acquired land in Jacksonville, FL to expand an existing facility (with 22,975 net rentable square feet) by 36,125 net rentable square feet.

The Company has purchased land for the development of a facility near Ft. Lauderdale, FL, which is under construction and scheduled to open mid-1998. The Company also has purchased land for the developmentof a new facility in Austin, TX.

In several of the Company's markets, there is an increasing demand for climate-controlled space, which the Company rents at a premium over non-climate-controlled space. The Company currently plans to complete climate-controlled conversions at 39 facilities during 1998, totalling 224,250 net rentable square feet.

In those markets where there is no land available for new development, the Company will convert other buildings to be used for self-storage. The Company completed the conversion of a shoe warehouse in Atlanta, GA in March 1996. The Company has acquired two buildings (a vacant moving company warehouse in Miami, FL and a vacant auto dealership in Kansas City, MO) that will be converted to use as self-storage during 1998.


Storage Trust facility
in Miami, Florida.

    [PHOTO]

Equity and Debt Financing

As a result of the favorable interest rate environment in the fourth quarter of 1996, the Company received commitments from various institutional investors for the private placement of $100 million of unsecured, long-term, fixed-rate Senior Notes. The Company funded $75 million of the Senior Notes in January 1997 and $25 million in April 1997. The Senior Notes have an average maturity of 7.12 years and a weighted-average interest rate of 7.58% per annum. The Company used the proceeds from the Senior Notes to reduce the balance on the revolving line of credit and fund the acquisition of facilities.

In connection with the issuance, the Senior Notes received an investment grade rating of BBB- from Duff & Phelps Credit Rating Co.

In October and November 1997, the Company completed a direct sale of common stock, which was a first for the self-storage sector. In this offering,
2,530,000 Common Shares were sold at $24-11/16 per Common Share.   Net of
discounts and offering costs, the Company received $59.7 million from this offering. The net proceeds were used to repay indebtedness under the Company's revolving line of credit and to fund additional acquisitions.

During the year, the Company negotiated two amendments to the revolving line of credit. These amendments gave the Company greater financial flexibility and reduced the interest rate from LIBOR plus 1.625% at December 31, 1996 to LIBOR plus 1.375% at December 31, 1997.

On January 25, 1998, the Company negotiated a new revolving line of credit, increasing the amount available to the Company from $100 million to $150 million, and decreasing the interest rate to LIBOR plus 1.20%.

The Company's financial position is solid with a debt-to-total market capitalization ratio at December 31, 1997 of 19.8% and the Company will have its new revolving line of credit fully available for the acquisition, conversion and development of new facilities.


                       The Company's financial position
                        is solid with a debt-to-total
                         market capitalization ratio
                        at December 31, 1997 of 19.8%.




       [PHOTO]

Packing supply centers
create a "one-stop"
shop for Storage Trust
customers.


Dividends

During the fourth quarter of 1997, the dividend was increased by 5.7% to $.46 per share or $1.84 per share on an annual basis. Based on FFO for the fourth quarter of 1997, this represents a payout ratio of 83.6%. The Company seeks to increase dividends annually, while at the same time retaining cash internally to invest in external growth opportunities.

Dividend Reinvestment and Share Purchase Plan

The Company now offers its shareholders a Dividend Reinvestment and Share Purchase Plan (the "Plan"). Participants in the Plan may automatically reinvest cash dividends on shares held in the Plan by purchasing new shares directly from the Company at market prices.

Participants may also purchase shares on a monthly basis directly from the Company.

A Prospectus listing all of the benefits of the Plan and an enrollment form can be obtained from the Plan's administrator. See the inside back cover of this report for additional information.

          [PHOTO]

    Storage Trust facility
       in Mission, Kansas.


Facility Management

While it takes skill and experience to identify and acquire suitably located, under-performing and under-managed facilities, the real strength of the Company is its ability to manage these facilities after acquisition. During 1997, we made some changes to our operating structure that will help the Company continue to grow and produce better same store results in 1998.

Decentralized Management In October 1997, the Company changed its operating structure to further decentralize management. The Company has divided its portfolio into four districts and 18 regions. The District Manager supervises three to five regions containing approximately 50 facilities. The region is supervised by a Regional Manager, who has control of daily operational issues (such as training facility managers, staffing, implementation of capital expenditure programs, and rent increases or equalizations) and profit and loss responsibility over 10 to 15 facilities.

Specialized Operating Software The Company and its predecessor have long employed specialized operating software. All of the Company's facilities operate with this automation package and all new acquisitions are incorporated into this system as soon as possible. Through use of the system from the home office, management is able to monitor individual facility performance and ensure that critical decisions are carried out on a timely basis.

Comprehensive Training Our "Storage Trust University" is the key to training new managers and providing continuing education for existing managers. New managers "graduate" from Storage Trust University prior to starting work.
The comprehensive curriculum exposes the new managers to sales skills (with an emphasis on telephone techniques), computer operations, marketing, customer service and property maintenance. This training occurs both in the classroom and at a designated training facility. Once the new managers are at their own facilities, they continue training under the guidance of the Regional Manager. A part of this extended training includes the updating of the facility's competition book, which analyzes the amenities, rental rates and policies of competing facilities in their market. The facility managers and their Regional Manager use the competition book to refine their leasing plans to promote strong occupancy and revenue increases by utilizing demand-based pricing for each unit size.

The Company utilizes an "MBA Program" at Storage Trust University for district and regional managers. This training is done on a quarterly basis and in a case study format to help maintain the skills of these important managers.

The Company periodically holds a convention in order to bring all district, regional and facility managers together to publicly recognize outstanding managers as well as to address specific areas of focus through updated training sessions. About 350 managers attended the most recent convention held in February 1997 in Atlanta, GA.

Pro-Active Marketing We expect our facility managers to act as though they are owners and not merely caretakers of our facilities. As "owners," facility managers actively market their facility in the local community by calling on other businesses and distributing promotional materials.


New managers complete a
comprehensive training
program prior to investiture
at their designated facility.

    [PHOTO]

                 [PHOTO]

Storage Trust Management (clockwise from
 upper left):  Steve Dulle, Cris Burnam,
             Mike Burnam, Gordon Burnam.


Truck Rentals and Product Sales

Throughout the year, the Company has expanded the number of facilities that offer truck rentals to customers from 63 facilities at year-end 1996 to 116 at year-end 1997. Having rental trucks at our facilities not only generated revenue from the rental of trucks, but also helped us rent more storage units.

The Company has also embarked on a program to upgrade the quality and quantity of moving and packing supplies at all facilities. Our goal is to have our facilities be a "one-stop" location for customers to obtain the products and services they need to move and store their belongings when they are in transition.

The Self-Storage Industry

We still see remarkable potential in the self-storage industry. According to industry sources, there are an estimated 23,000 to 25,000 facilities in the United States containing approximately 1.1 billion square feet. Despite these numbers, however, it is estimated that the ten largest owners control less than 20% of the total facilities. This fragmentation provides an abundant source of acquisition opportunities for the Company.

Other factors that affect the supply and demand are currently in the favor of self-storage facility owners. The demand for self-storage has continued to increase due to an increasingly mobile society, the construction of smaller apartments and homes without basements, and business use of self-storage facilities for record retention and as mini-distribution facilities.
Although certain markets have seen increases in the construction of new facilities, greater consumer awareness of the benefits of inexpensive self-storage has kept demand ahead of supply in most areas.

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

These operational and financing opportunities will allow Storage Trust Realty to continue to pursue strategies for focused growth that enhance shareholder value and position us for growth in the future.



                      Our goal is to have our facilities
                         be a "one-stop" location for
                       customers to obtain the products
                        and services they need to move
                       and store their belongings when
                            they are in transition.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussions should be read in conjunction with the financial statements and notes appearing elsewhere herein.

Storage Trust Realty (the "Company") was formed as a Maryland real estate investment trust ("REIT") on July 12, 1994 to continue the self-storage business of Burnam Holding Companies Co. ("BHC") and certain of its affiliates (collectively, the "Predecessor Company") in owning, operating and managing self-storage facilities. The Company and its subsidiaries commenced operations effective with the completion of the Company's initial public offering (the "IPO") on November 16, 1994. As of December 31, 1997, the Company owned 187 self-storage facilities in 16 states and owned an interest in two joint ventures that owned two self-storage facilities.

Substantially all of the Company's assets and interests in self-storage facilities are held by, and all of its operations are conducted through, Storage Trust Properties, L.P. (the "Operating Partnership").
The Company is the sole general partner of, and thereby controls the operations of, the Operating Partnership, holding a 94.74% ownership interest therein as of December 31, 1997. The remaining ownership interests in the Operating Partnership (the "Units") are held by certain owners of the Predecessor Company, including BHC, and certain former owners of assets acquired by the Operating Partnership subsequent to the IPO.

Storage Realty Management Co. (the "Management Company") manages self-storage facilities owned by unrelated third parties and conducts other business, such as the sale of locks, the processing of customer property insurance and the rental of trucks, at various facilities. At December 31, 1997, 14 self-storage facilities were managed by the Management Company, including one of the facilities owned by a joint venture in which the Company has an ownership interest. Through its ownership of the preferred stock of the Management Company, the Operating Partnership receives substantially all of the economic benefits of the business carried on by the Management Company.

The Company derives its revenues principally from the Operating Partnership, which is generated primarily by: (a) the Operating Partnership's rental of self-storage units at its facilities, (b) revenues (for financial reporting purposes) of the Management Company, and (c) earnings from joint ventures.

The following discussion is based on the consolidated financial statements that include, from the IPO on November 16, 1994 to December 31, 1997, the accounts of the Company, the Operating Partnership and the Management Company. Unless the context indicates otherwise, references to the Company are to Storage Trust Realty, Storage Trust Properties, L.P., and Storage Realty Management Co. on a consolidated basis.

The statements contained in this discussion that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which the Company operates, management's beliefs, and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates;" variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Future Factors") which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Future Factors include: (a) changes in general economic conditions in its target markets that could adversely affect demand for the Company's facilities, (b) changes in financial markets and interest rates that could adversely affect the Company's cost of capital and its ability to meet its financial needs and obligations, and (c) those other factors discussed herein. These are representative of the Future Factors that could affect the outcome of the forward-looking statements.

Results of Operations
1997 Compared to 1996

Rental income increased $15,360,000 (36.1%) in 1997 compared to 1996 as a result of the net addition of 22 facilities during 1997 and 44 facilities during 1996 ($14,662,000) and increased average revenue per square foot associated with those facilities owned for all of 1997 and 1996 ($698,000). The average revenue per occupied square foot for the portfolio increased 7.9% to $7.54 in 1997 from $6.99 in 1996. Occupancy for the portfolio decreased from 86% at December 31, 1996 to 83% at December 31, 1997.

Other income increased $843,000 (124.9%) primarily from increased product sales (locks and packaging supplies) and increased commissions from rental trucks, which are at many of the Company's facilities.

Total revenues on a same store basis (106 facilities) increased $963,000 or 3.1%. Revenues on a same store basis include rental income, administrative fees, late fees, product sales (locks and packaging supplies), commissions from rental trucks and other income. On a same store basis, average revenue per occupied square foot increased 2.8% to $7.35 in 1997 from $7.15 in 1996, while occupancy decreased from 85% at December 31, 1996 to 83% at December 31, 1997.

Property operating expenses increased $2,391,000 (25.1%) as a result of the acquisitions in 1997 and 1996 ($2,560,000), net of decreases at those facilities owned for all of 1997 and 1996. Property operating expenses decreased on a same store basis by $169,000 or 2.5%, reflecting lower property insurance costs, reduced advertising expenses and lower telephone and data transfer costs. These decreases were partially offset by: (a) additional payroll costs at the facilities, due to higher base pay, incentive compensation and amounts earned from product sales and truck rental activity, and (b) higher repairs and maintenance.

Real estate taxes increased $1,594,000 (43.0%) as a result of acquisitions in 1997 and 1996 ($1,493,000) and increases at those facilities owned for all of 1997 and 1996. Real estate taxes on a same store basis increased by $101,000 or 4.0%, reflecting higher tax assessments and higher tax rates on those facilities.

General and administrative expenses increased $603,000 (23.7%) due to the expansion of the operations of the Company. The addition of personnel at the Company's headquarters and the addition of district managers in October 1997 to handle this growth, increased travel costs and higher professional fees accounted for the majority of this increase.

Interest expense increased $3,456,000 (82.5%) due to the increase in borrowings primarily to fund the acquisition of self-storage facilities. The Company funded $100,000,000 of Senior Notes in

January and April 1997 and raised $59,680,000 from the private sale of 2,530,000 Common Shares in October and November 1997 to reduce amounts outstanding on the Company's revolving line of credit.

Depreciation increased $3,275,000 (53.7%) due to the increased investment in self-storage facilities.

Amortization of deferred financing costs increased $162,000 (35.0%) in 1997 due to the amortization of the costs of the Senior Notes.

Net income increased $4,495,000 (28.5%) and basic net income per share increased $.06 (4.1%) as a result of the factors noted above.

1996 Compared to 1995

Rental income increased $19,583,000 (82.2%) in 1996 compared to 1995 as a result of the net addition of 47 facilities during 1995 and 44 facilities during 1996 ($18,009,000) and increases in the average revenue per occupied square foot and occupancy levels associated with those facilities owned for all of 1996 and 1995. Average annualized revenue per occupied square foot for the portfolio increased 5.7% to $6.99 in 1996 from $6.61 in 1995, while occupancy increased to 86% as of December 31, 1996 compared to 81% as of December 31, 1995.

Revenues on a same store basis (72 facilities) increased $1,574,000 or 9.0%. Revenues on a same store basis include rental income, administrative fees, late fees and other income. On a same store basis, average revenue per occupied square foot increased 6.2% to $7.06 in 1996 from $6.65 in 1995, while occupancy increased from 81% at December 31, 1995 to 84% at December 31, 1996.

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

General and administrative expenses increased $976,000 (62.0%) due to the rapid expansion of the Company. The addition of personnel at the Company's headquarters to handle this growth, as well as additional state and local taxes and professional fees, accounted for the majority of this increase.

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

Net income increased $6,239,000 (65.3%) and basic net income per share increased $.16 (12.3%) as a result of the factors noted above.

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

FFO is defined by National Association of Real Estate Investment Trusts ("NAREIT") as income (loss) before the minority interest of holders of Units in the Operating Partnership and the common stock of the Management Company (computed in accordance with GAAP), excluding gains or losses from debt restructuring and sales of property, provision for losses, and real estate related depreciation and amortization (excluding amortization of financing costs). Effective in 1996, the definition of FFO was modified by NAREIT to exclude the add-back of amortization of deferred financing fees and depreciation of non real estate assets. The Company has adopted this new definition. Prior years' amounts have been revised to conform to the new definition.

Funds from Operations is determined as follows (amounts in thousands):

                                                              1997           1996           1995
Net income before minority interest                        $21,670        $16,887        $10,028
Depreciation of revenue-producing assets                     9,287          6,028          3,135
Company's share of joint ventures' depreciation                 16             22             41
                                                           -------        -------        -------
Funds from Operations                                      $30,973        $22,937        $13,204
                                                           =======        =======        =======

The weighted-average number of Common Shares and Units for the years ended December 31, 1997, 1996 and 1995 were 14,238,157, 11,488,213 and 7,674,092, respectively.

The Company includes Units in these amounts as Units can be exchanged for Common Shares of the Company on a one-for-one basis or redeemed in cash at the Company's option.

FFO increased $8,036,000 (35.0%) in 1997 over 1996 due to the acquisition of facilities in 1997 and 1996 and the increased results from those facilities owned for all of 1996 and 1997. Net operating income, defined as revenues less property operating expenses and real estate taxes, increased on a same store basis by $1,031,000 or 4.8%. These increases were partially offset by increases in general and administrative expenses and interest expense, as previously discussed.

FFO increased $9,733,000 (73.7%) in 1996 over 1995 due to the acquisition of facilities in 1996 and 1995 and the increased results from those facilities owned for all of 1996 and 1995. Net operating income, defined as revenues less property operating expenses and real estate taxes, increased on a same store basis by $913,000 or 7.3%. These increases were offset by increases in general and administrative expenses and interest expense, as previously discussed.

FFO increased $3,480,000 (11.2%) for the pro forma year 1997 as compared to the actual results for this time period due primarily to the the effect of the offering of 2,530,000 Common Shares assumed to have occurred on January 1, 1997. This increase was offset by the operations of seven facilities acquired in 1997 which were in their initial lease-up period.

Mortgages and Notes Payable

The Company's formal policy on the incurrence of debt is to limit Company debt (including the indebtedness of joint ventures) to 50% of total market capitalization, which is defined as the market value of the issued and outstanding Common Shares (including Units exchangeable for Common Shares) plus Company debt. At December 31, 1997 and 1996, the Company's debt-to-total market capitalization was 19.8% and 15.4%, respectively. The Company does not believe that this limit will restrict its operations or have a material adverse effect on its financial condition or results of operations, although there can be no assurance that it will not do so in the future. The Board of Trustees can change the policy at any time in light of then current economic conditions and other relevant factors.

At December 31, 1997, the Company had outstanding borrowings of $100,000,000 from the Senior Notes (see description below). There were no outstanding borrowings on the Company's revolving line of credit. The revolving line of credit may be used to fund the acquisition, development or conversion of additional facilities. The previous revolving line of credit, with a total commitment of $100,000,000, expired on January 25, 1998 and bore interest at a floating rate of LIBOR plus 1.375%. The Company has entered into a new revolving line of credit that commenced on January 25, 1998 and will expire on January 25, 2001. The total commitment on the new revolving line of credit is $150,000,000 and will bear interest at a floating rate of LIBOR plus 1.20%

In December 1996, the Company received commitments from various institutional investors for the private placement of $100,000,000 of unsecured Senior Notes. The Company funded $75,000,000 of the Senior Notes on January 22, 1997 and the remaining $25,000,000 was funded on April 15, 1997. The fixed rate debt has two separate series--Series A Senior Notes totaling $44,000,000 with a final maturity of seven years, an average maturity of six years and a fixed interest rate of 7.47% (125 basis points over comparable Treasuries at the date of pricing), and Series B Senior Notes totaling $56,000,000 with a final maturity of ten years, an average maturity of eight years and a fixed interest rate of 7.66% (135 basis points over corresponding Treasuries at the time of pricing). The proceeds of the financing were utilized to repay indebtedness under the Company's revolving line of credit and to finance the acquisition of facilities.

At December 31, 1997, the Company has joint and several liability, but does not guarantee, the $3,908,000 indebtedness of the joint venture in New Orleans, LA in which the Company has a 15% ownership interest. In 1996, the Company acquired a 25% ownership interest in a joint venture that is operating a self-storage facility in Kansas City, MO that was constructed in 1997. The Company has guaranteed 25% of the joint venture's construction loan, which is for a total of $2,046,000. The balance outstanding under this construction loan as of December 31, 1997 was $1,900,000.

Issuance of Common Shares and Units

During October and November 1997, the Company completed an offering of 2,530,000 Common Shares at $24-11/16 per Common Share. Net of transaction discounts and offering costs, the Company received $59,680,000 from this offering. The net proceeds were used to repay indebtedness under the revolving line of credit and finance the acquisition of facilities.

In November 1996, the Company filed a shelf registration statement covering $150,000,000 of equity securities. This registration statement has been declared effective and should permit the Company to access the equity market efficiently when it deems appropriate. The balance remaining on this shelf registration statement as of December 31, 1997 was approximately $87,541,000. However, no assurance can be given that market conditions will be favorable for such an offering.

During 1997, the Company issued 11,372 Units valued at $294,000 due to the terms of an "earn-out agreement" on a facility acquired in 1996.

The Units in the Operating Partnership not held by the Company can be exchanged for Common Shares of the Company on a one-for-one basis or redeemed in cash at the Company's option. During 1997, 32,829 Units were converted to Common Shares.

The Company amended its Stock Option plan in 1997 to allow for the payment of the regular quarterly fees to its Trustees in Common Shares. During the last two quarters of 1997, the Company issued 924 Common Shares valued at $24,000 to its Trustees.

Liquidity

The Company's principal liquidity requirements are: (a) the expansion of existing facilities, (b) the acquisition, conversion and development of additional self-storage facilities, and (c) the repayment of indebtedness, including any amounts outstanding on the revolving line of credit.

The Company expects to meet its short-term liquidity requirements by using:
(a) net cash provided by operating activities, and (b) borrowings under the revolving line of credit. The Company intends to meet its long-term liquidity requirements primarily through: (a) borrowings under the revolving line of credit, (b) the issuance of new debt, and (c) the sale of Common Shares.

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

Capital Expenditures

In 1997, the Company spent: (a) $3,107,000 on new facilities under development, (b) $1,659,000 for expansions of existing facilities and climate-controlled conversions, (c) $515,000 for equipment used by home office and regional management, and (d) $2,293,000 on other capital expenditures for the facilities.

In 1998, the Company expects to spend on the current portfolio $4,100,000 for expansions and climate-controlled conversions and $3,400,000 on other capital expenditures for the facilities. The Company believes that it can fund any necessary capital expenditures through its operations or from the revolving line of credit.

New Accounting Pronouncements

In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share" ("FASB 128"), which the Company was required to adopt on December 31, 1997. FASB 128 replaced the calculation of primary and fully diluted earnings per Common Share with basic and diluted earnings per Common Share. Unlike primary earnings per Common Share, basis earnings per Common Share exclude any dilutive effects from options, warrants and convertible securities. Diluted earnings per Common Share is very similar to the previous fully diluted earnings per Common Share. All earnings per Common Share amounts for all periods have been presented, and where appropriate, restated to conform to FASB 128 requirements.

In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" ("FASB 130"), which is effective for financial statements for periods beginning after December 15, 1997. At that time, the Company will be required to report comprehensive income and its components in its financial statements. The Company will implement FASB 130 during the year ending December 31, 1998. The impact of FASB 130 on the Company's financial statements is not expected to be material.

In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FASB 131"), which is effective for financial statements for periods beginning after December 15, 1997. At that time, the Company will be required to report additional information (both financial and descriptive) about operating segments in annual and interim reports. The Company will implement FASB 131 during the year ending December 31, 1998, including the presentation of comparable amounts from prior periods. Management has not completed its review of FASB 131, but does not anticipate that the adoption of FASB 131 will have a significant effect on the Company's segment reporting.

Information Systems and Year 2000 Compliance

The Company uses individual computers at each facility for the management of the facilities and a network of computers at the home office for centralized management and accounting functions. The Company uses software for these computers that was developed by third-party vendors and, based on the Company's knowledge of the software and discussions with the third-party vendors, only the software for the operation of the facilities is currently Year 2000 compliant. For the software that is not currently Year 2000 compliant, the vendors have stated they will be making modifications (at no cost to the Company) during 1998 in order that their software will be Year 2000 compliant.

The Company uses a local bank for its normal banking services. Based on discussions with the local bank, they are working on making the necessary modifications to their systems to be Year 2000 compliant by the end of 1998.

Based on these factors, management believes that the Company will not incur significant costs in order that all computer systems will be Year 2000 compliant. However, there are no guarantees that the work to be performed by third-party vendors or the local bank will be completed on a timely basis and would not have an adverse effect on the Company's systems.

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


/s/ Michael G. Burnam               /s/ Stephen M. Dulle
Michael G. Burnam                   Stephen M. Dulle
Chief Executive Officer             Chief Financial Officer


Report of Independent Auditors

To the Shareholders and the Board of Trustees of Storage Trust Realty:

We have audited the accompanying consolidated balance sheets of Storage Trust Realty as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

Chicago, Illinois
January 23, 1998, except for the last three paragraphs of Note 10, as to which the date is February 9, 1998.

Consolidated Balance Sheets
As of December 31, 1997 and 1996
(amounts in thousands, except for share information)

                                                                                1997           1996
Assets
   Investment in storage facilities, net                                    $386,574       $304,114
   Cash and cash equivalents                                                   4,909          2,317
   Accounts receivable, earnest deposits and other assets                      5,201          1,550
   Notes receivable                                                            2,376             --
   Deferred financing costs, net of amortization of $1,085 and $463              951            547
   Investments in joint ventures                                                 284            197
                                                                            --------       --------
   Total assets                                                             $400,295       $308,725
                                                                            ========       ========
Liabilities And Equity
   Liabilities:
    Mortgages and notes payable:
      Revolving line of credit                                              $     --       $ 60,673
      Senior Notes                                                           100,000             --
      Other                                                                       --          2,582
    Accounts payable and accrued expenses                                      5,087          4,964
    Accrued interest payable                                                   3,457            171
    Tenant prepayments                                                         3,242          2,195
    Dividends and distributions payable                                           --          5,974
                                                                            --------       --------
    Total liabilities                                                        111,786         76,559
                                                                            --------       --------
Minority interest                                                             15,905         16,470
                                                                            --------       --------
Shareholders' equity:
   Common shares, $.01 par value, 150,000,000 shares authorized,
    15,446,125 and 12,874,932 shares issued and outstanding                      155            129
   Additional paid-in capital                                                280,324        219,868
   Distributions in excess of net income                                      (7,875)        (4,301)
                                                                            --------       --------
   Total shareholders' equity                                                272,604        215,696
                                                                            --------       --------
Total liabilities and shareholders' equity                                  $400,295       $308,725
                                                                            ========       ========

The accompanying notes are an integral part of these statements.

Consolidated Statements of Operations
For the Years Ended December 31, 1997, 1996 and 1995
(amounts in thousands, except for share information)
                                                                                1997           1996           1995
Revenues:
   Rental income                                                         $    57,859    $    42,499     $   22,916
   Management income                                                             236            168            339
   Equity in earnings of joint ventures                                           93            100            118
   Other income                                                                1,518            675            466
                                                                         -----------    -----------     ----------
   Total revenues                                                             59,706         43,442         23,839
                                                                         -----------    -----------     ----------
Expenses:
   Property operations                                                        11,932          9,541          4,920
   Real estate taxes                                                           5,304          3,710          1,878
   General and administrative                                                  3,152          2,549          1,573
   Interest                                                                    7,646          4,190          1,334
   Depreciation                                                                9,377          6,102          3,168
   Amortization                                                                  625            463            938
                                                                         -----------    -----------     ----------
   Total expenses                                                             38,036         26,555         13,811
                                                                         -----------    -----------     ----------
Net income before minority interest                                           21,670         16,887         10,028
Minority interest                                                             (1,293)        (1,091)          (471)
                                                                         -----------    -----------     ----------
Net income                                                               $    20,377    $    15,796     $    9,557
                                                                         ===========    ===========     ==========
Net income per share:
   Basic                                                                 $      1.52    $      1.46     $     1.30
                                                                         ===========    ===========     ==========
   Diluted                                                               $      1.51    $      1.46     $     1.30
                                                                         ===========    ===========     ==========
Weighted-average number of shares outstanding during the period           13,377,641     10,803,701      7,324,058
                                                                         ===========    ===========     ==========

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareholders' Equity
For the Years Ended December 31, 1997, 1996 and 1995
(amounts in thousands, except for share information)


                                                                  Common Shares                       Distributions
                                                                  -------------         Additional    in Excess of  Shareholders'
                                                              Number         Amount  Paid-in Capital   Net Income      Equity
                                                              ------         ------  ---------------   ----------      ------
Balance, December 31, 1994                                   5,859,332        $ 59      $ 87,471       $   (107)      $ 87,423
   Proceeds from offering, net of offering costs of $3,939   2,875,000          28        53,533             --         53,561
   Net income                                                       --          --            --          9,557          9,557
   Dividends declared ($1.5725 per share)                           --          --            --        (11,502)       (11,502)
                                                            ----------        ----      --------       --------       --------
Balance, December 31, 1995                                   8,734,332          87       141,004         (2,052)       139,039
   Proceeds from offering, net of offering costs of $4,941   4,140,000          42        78,852             --         78,894
   Proceeds from exercise of stock options                         600          --            12             --             12
   Net income                                                       --          --            --         15,796         15,796
   Dividends declared ($1.665 per share)                            --          --            --        (18,045)       (18,045)
                                                            ----------        ----      --------       --------       --------
Balance, December 31, 1996                                  12,874,932         129       219,868         (4,301)       215,696
   Proceeds from offering, net of offering costs of $2,779   2,530,000          25        59,655             --         59,680
   Proceeds from exercise of stock options                       7,440          --           136             --            136
   Payment of fees to Trustees                                     924          --            24             --             24
   Conversion of Units to Common Shares                         32,829           1           641             --            642
   Net income                                                       --          --            --         20,377         20,377
   Dividends declared ($1.765 per share)                            --          --            --        (23,951)       (23,951)
                                                            ----------        ----      --------       --------       --------
Balance, December 31, 1997                                  15,446,125        $155      $280,324       $ (7,875)      $272,604
                                                            ==========        ====      ========       ========       ========

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows
For the Years Ended December 31, 1997, 1996 and 1995
(amounts in thousands)
                                                                                1997           1996           1995
Cash flows from operating activities:
   Net income                                                              $  20,377      $  15,796       $  9,557
   Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                             10,002          6,565          4,106
    Equity in earnings of joint ventures                                         (93)          (100)          (118)
    Distributions from joint ventures                                              6             20             45
    Minority interest                                                          1,293          1,091            471
    Other changes in assets and liabilities                                    4,039          2,181            150
                                                                           ---------      ---------       --------
   Net cash provided by operating activities                                  35,624         25,553         14,211
                                                                           ---------      ---------       --------

Cash flows from investing activities:
   Acquisition of storage facilities                                         (86,062)      (102,230)       (82,161)
   Other additions to storage facilities                                      (7,074)        (4,593)        (2,792)
   Funding of notes receivable                                                (2,376)            --             --
   Investment in joint ventures                                                   --          (128)             --
                                                                           ---------      ---------       --------
   Net cash used in investing  activities                                    (95,512)      (106,951)       (84,953)
                                                                           ---------      ---------       --------

Cash flows from financing activities:
   Borrowings on revolving line of credit                                     59,186        113,734         96,871
   Payments on revolving line of credit                                     (119,859)       (86,156)       (70,819)
   Funding of Senior Notes                                                   100,000             --             --
   Payments on mortgages and notes payable                                    (4,226)        (7,868)           (67)
   Financing costs paid                                                       (1,026)          (210)          (649)
   Proceeds from sale of Common Shares                                        62,459         83,835         57,500
   Offering costs paid                                                        (2,779)        (4,941)        (3,939)
   Distributions to minority interest paid                                    (1,883)        (1,022)          (461)
   Dividends paid                                                            (29,552)       (16,025)        (9,058)
   Other issuances of Common Shares                                              160             12             --
                                                                           ---------      ---------       --------
   Net cash provided by financing activities                                  62,480         81,359         69,378
                                                                           ---------      ---------       --------

Net change in cash and cash equivalents                                        2,592            (39)        (1,364)
Cash and cash equivalents at beginning of period                               2,317          2,356          3,720
                                                                           ---------      ---------       --------
Cash and cash equivalents at end of period                                 $   4,909      $   2,317       $  2,356
                                                                           =========      =========       ========

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows (continued)
For the Years Ended December 31, 1997, 1996 and 1995
(amounts in thousands)
                                                                                    1997           1996          1995
Other changes in assets and liabilities:
   Accounts receivable and other assets                                          $  (417)        $ (430)       $ (499)
   Accounts payable and accrued expenses                                           4,456          2,611           649
                                                                                 -------         ------        ------
   Total other changes in assets and liabilities                                 $ 4,039         $2,181        $  150
                                                                                 =======         ======        ======

Supplemental cash flow information:
   Cash paid for interest                                                        $ 4,472         $4,271        $1,086
                                                                                 =======         ======        ======

Schedule of non-cash investing and financing activities:
   Mortgages assumed on acquired facilities                                      $ 1,644         $4,260        $4,534
                                                                                 =======         ======        ======
   Net book value of storage facilities (10 in 1997 and one in 1996) in
    exchange for storage facilities (16 in 1997 and two in 1996)                 $22,794         $2,343        $  --
                                                                                 =======         ======        ======
   Issuance of Units in connection with the acquisition of storage facilities    $   --          $8,743        $3,652
                                                                                 =======         ======        ======
   Issuance of Units in connection with the earnout provisions of contracts on
    previously acquired storage facilities                                       $   294         $  --         $   --
                                                                                 =======         ======        ======
   Conversion of Units in the Operating Partnership held by minority
    interests to Common Shares of the Company                                    $   642         $  --         $   --
                                                                                 =======         ======        ======
   Reclassification of investment in joint ventures to investment in storage
    facilities                                                                   $   --          $  371        $   --
                                                                                 =======         ======        ======

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

1. Organization and Basis of Presentation

Organization

Storage Trust Realty (the "Company") was formed as a Maryland real estate investment trust ("REIT") on July 12, 1994 to continue the self-storage business of Burnam Holding Companies Co. ("BHC") and certain of its affiliates (collectively, the "Predecessor Company") in owning, operating and managing self-storage facilities. The Company and its subsidiaries commenced operations effective with the completion of the Company's initial public offering (the "IPO") on November 16, 1994. As of December 31, 1997, the Company owned 187 self-storage facilities in 16 states and was a partner in two joint ventures that owned two operating self-storage facilities.

Substantially all of the Company's assets and interests in self-storage facilities are held by, and all of its operations are conducted through, Storage Trust Properties, L.P. (the "Operating Partnership"). The Company is the sole general partner of, and thereby controls the operations of, the Operating Partnership, holding a 94.74% ownership interest therein as of December 31, 1997. The remaining ownership interests in the Operating Partnership (the "Units") are held by certain owners of the Predecessor Company, including BHC (collectively "Original Investors") and certain former owners of assets acquired by the Operating Partnership subsequent to the IPO.

Storage Realty Management Co. (the "Management Company") manages self-storage facilities owned by unrelated third parties and conducts other business, such as the sale of locks and packaging supplies, the processing of customer property insurance and the rental of trucks, at various facilities. Through its ownership of the preferred stock of the Management Company, the Operating Partnership receives substantially all of the economic benefit of the businesses carried on by the Management Company.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company, the Operating Partnership and the Management Company.

All significant intercompany transactions have been eliminated in the consolidated presentations.

Certain amounts in 1996 and 1995 have been reclassified to conform with the 1997 presentation.

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

The purchase contracts on certain facilities acquired included "earnout provisions" that call for additional payments to the sellers (in cash or Units) upon the achievement of specified net operating income amounts. These amounts are recorded when the terms of the purchase contract are met.

Long-Lived Assets

On January 1, 1996, the Company adopted FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and Assets to Be Disposed Of," which requires impairment losses to be recognized on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. No impairment losses were recorded in 1997 or 1996.

Revenue Recognition

Rental income is recorded when due from tenants under operating lease agreements.

Federal Income Taxes

No provision has been made for Federal income taxes for the Company in the accompanying consolidated financial statements because the Company has operated and expects to continue operating in a manner to qualify as a REIT. Under the applicable provisions of the Internal Revenue Code for a REIT, the Company is allowed to reduce taxable income by all or a portion of its distributions to shareholders so long as it distributes at least 95% of its taxable income to its shareholders and complies with certain other requirements.

The taxation of distributions were classified as follows:

                     Ordinary Income       Return of Capital                  Total
                     ---------------       -----------------                  -----
   1997               $1.5885 ( 90%)         $0.1765 ( 10%)                  $1.7650
   1996               $1.6650 (100%)         $    -- ( --%)                  $1.6650
   1995               $1.5725 (100%)         $    -- ( --%)                  $1.5725

Cash and Cash Equivalents

The Company considers all demand and money market accounts and repurchase agreements with a maturity of three months or less when purchased to be cash and cash equivalents.

Notes Receivable

Interest income is recorded as earned under the terms of the notes. Based on the substantial equity of the borrowers in these facilities and the Company's option (at a fair market rate) to purchase these facilities, the amounts funded are treated as notes receivable.

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

Net Income Per Share

In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share" ("FASB 128"), which the Company was required to adopt on December 31, 1997. FASB 128 replaced the calculation of primary and fully diluted earnings per Common Share with basic and diluted earnings per Common Share. Unlike primary earnings per Common Share, basic earnings per Common Share exclude any dilutive effects from options, warrants and convertible securities. Diluted earnings per Common Share is very similar to the previous fully diluted earnings per Common Share. All earnings per Common Share amounts for all periods have been presented, and where appropriate, restated to conform to FASB 128 requirements.

Capitalized Interest

Interest is capitalized on accumulated expenditures relating to the development or conversion of qualifying facilities. During 1997 and 1996, the Company capitalized $20,000 and $100,000, respectively, of interest costs for qualifying facilities.

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

At December 31, 1997 and 1996, the minority interest ownership in the Operating Partnership was 857,684 Units (5.26%) and 879,141 Units (6.39%), respectively.

Fair Value of Financial Instruments

Cash and cash equivalents are carried at amounts that approximate their fair value as of December 31, 1997 and 1996. The fair value of the Senior Notes at December 31, 1997 (which is the amount the Company could receive from the issuance of new notes payable) is $102,840,000. The Company's mortgages and notes payable are carried at amounts that approximate their fair value as of December 31, 1996. Fair values were estimated using discounted cash flow analysis, based on interest rates currently available to the Company for the issuance of mortgages and notes payable with similar terms and remaining maturities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (amounts in thousands, except for share information):


                                                        1997              1996              1995
Numerator:
   Net income                                    $    20,377       $    15,796        $    9,557
   Effect of dilutive securities:
    Options on Common Shares                              --                --                --
    Units in Operating Partnership                     1,291             1,085               471
                                                 -----------       -----------        ----------
   Numerator for diluted earnings
    per Common Share--net income
    after assumed conversions                    $    21,668       $    16,881        $   10,028
                                                 ===========       ===========        ==========
Denominator:
   Denominator for basic earnings
    per share--weighted-average
    Common Shares outstanding                     13,377,641        10,803,871         7,324,058
   Effect of dilutive securities:
    Options on Common Shares                         135,075            83,893            47,682
    Units in Operating Partnership                   860,516           684,342           350,034
                                                 -----------       -----------        ----------
   Dilutive potential Common Shares                  995,591           768,235           397,716
                                                 -----------       -----------        ----------
   Denominator for diluted earnings
    per Common Shares--adjusted
    weighted-average Common Shares
    and assumed conversions                       14,373,232        11,572,106         7,721,774
                                                 ===========       ===========        ==========
Basic earnings per Common Share                  $      1.52       $      1.46        $     1.30
                                                 ===========       ===========        ==========
Diluted earnings per Common Share                $      1.51       $      1.46        $     1.30
                                                 ===========       ===========        ==========

4. Investment in Storage Facilities

The following summarizes the Company's investment in storage facilities (amounts in thousands):

                                                        1997              1996
Land                                                $ 77,620          $ 60,578
Buildings                                            299,237           237,190
Developments and expansions in progress                3,107                --
Furniture, fixtures and equipment                     25,002            16,551
                                                    --------          --------
Total cost                                           404,966           314,319
Accumulated depreciation                             (18,392)          (10,205)
                                                    --------          --------
Investment in storage facilities, net               $386,574          $304,114
                                                    ========          ========

5. Notes Receivable

The Company has two notes receivable on two facilities (one operating and one under construction) in Houston, TX. The total commitment under the two notes is $3,475,000. The amount outstanding at December 31, 1997 was $2,376,000 and bears interest at a rate of LIBOR plus 3.27% on the date of each draw (9.02% at December 31, 1997). The note on the operating facility matures on May 15, 1999 (18 months from last funding) and the note on the facility under construction matures 30 months after commencing operations. The Company has an option to purchase each facility during the term of each loan at an amount based upon the net operating income of the facility and a capitalization rate of 11%. The loans are collateralized by a first mortgage on each facility and the borrowers' pledge of 32,238 Units.

6. Investments in Joint Ventures

Investments in joint ventures represent the Company's minority interest in two self-storage facilities as follows:

                                       1997               1996
New Orleans, LA                         15%                15%
Kansas City, MO                         25%                25%

At December 31, 1997, the Company has joint and several liability, but does not guarantee, the $3,908,000 indebtedness of the joint venture in New Orleans, LA. In 1996, the Company acquired a 25% interest in a joint venture that is operating a self-storage facility in Kansas City, MO that was constructed in 1997. The Company has guaranteed 25% of the joint venture's construction loan, which is for a total of $2,046,000. The balance outstanding under this construction loan as of December 31, 1997 was $1,900,000.

7. Mortgages and Notes Payable

Mortgages and notes payable consist of the following (column amounts in thousands):

                                                                              1997          1996
Revolving Line of Credit:
Unsecured revolving line of credit with an aggregate
borrowing limit of $100,000,000, bearing interest at LIBOR
plus 1.375% per annum at December 31, 1997 and LIBOR
plus 1.625% per annum (7.267%) at December 31, 1996,
interest only payable monthly and a fee on the unused
portion of .25% per annum.  Expiration on January 25, 1998.                $    --       $60,673
                                                                           =======       =======

The weighted-average interest rate under the revolving line of credit during 1997 and 1996 was 6.96% and 7.22%, respectively.

                                                                          1997                   1996
Senior Notes:
Series A, unsecured, bearing interest at a fixed rate of
7.47% per annum, interest payable semi-annually on
January 15 and July 15, principal payments of $14,700,000
due on January 15, 2002 and 2003, with the remaining
principal due January 15, 2004.                                       $ 44,000               $     --

Series B, unsecured, bearing interest at a fixed rate of
7.66% per annum, interest payable semi-annually on
January 15 and July 15, principal payments of $11,200,000
due on January 15, 2003, 2004, 2005 and 2006, with the
remaining principal due January 15, 2007.                               56,000                     --
                                                                      --------               --------
Total                                                                 $100,000               $     --
                                                                      ========               ========

In anticipation of the Senior Notes offering, the Company entered into a hedging transaction (the sale of Treasury securities) with the objective of reducing its exposure to changes in interest rates. The hedge was closed upon receiving the commitments from the institutional investors in December 1996. The Company realized net proceeds of $645,000 from this transaction. This hedging gain is being amortized against interest expense over the weighted-average term of the Senior Notes. The balance of the hedging gain, which is included in accrued liabilities, at December 31, 1997 and 1996 was $553,000 and $645,000, respectively.

                                                                1997            1996
Other
Mortgage loan secured by one self-storage facility,
bearing interest at 7.5%, principal and interest of
$16,000 payable monthly.  Repaid on January 17, 1997.         $   --          $1,582

Mortgage loan secured by one self-storage facility,
bearing interest at 5.0%, monthly interest payments
due.  Repaid at maturity on January 31, 1997.                     --           1,000
                                                              ------          ------
                                                              $   --          $2,582
                                                              ======          ======

Scheduled Maturities
The scheduled maturities of mortgages and notes payable subsequent to December 31, 1997 are as follows (amounts in thousands):

Year Ending                   Revolving
December 31,                Line of Credit        Senior Notes                Total
------------                --------------        ------------                -----
   1998                       $     --              $     --                $     --
1999 to 2001                        --                    --                      --
   2002                             --                14,700                  14,700
   2003                             --                25,900                  25,900
   2004                             --                25,800                  25,800
   2005                             --                11,200                  11,200
   2006                             --                11,200                  11,200
   2007                             --                11,200                  11,200
                              --------              --------                --------
   Totals                     $     --              $100,000                $100,000
                              ========              ========                ========

8. Share Option Plan

A share option plan was adopted by the Company in November 1994 and amended in May 1996 and May 1997. The amount of authorized Common Shares reserved for issuance under the amended plan is 10% of total Common Shares and Units outstanding, which was 1,375,407 for 1997 and will be 1,630,381 for 1998.
The options are exercisable at a price not less than the fair market value on the date of grant. The options expire at the earlier of: (a) 10 years from the date of grant, (b) 12 months after termination of employment due to death or disability, or (c) three months after termination for any other reason. The Company has granted options on Units of the Operating Partnership (which are convertible to Common Shares) to key officers and employees, which vest ratably over five years. The Company's independent trustees are each granted options on 3,000 Common Shares upon becoming Trustees, which vest after one year, and options on 3,000 Common Shares subsequent to the close of each of the Company's annual shareholders' meetings, which vest immediately.

Pro forma information regarding net income and earnings per share is required by FASB 123, and has been determined as if the Company had accounted for its share options under the fair value method of FASB 123. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                                  1997              1996              1995
Risk-free interest rates                         6.42%             6.79%             7.55%
Estimated dividend yields                        6.81%             7.50%             8.00%
Volatility factors of the expected
 market price of the Company's
 Common Shares                                   17.0%             17.7%             10.5%
Expected life of the options                   7 years           7 years           7 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, such as the expected share price volatility and the expected dividend yield. Because the Company's share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its share options.

For purposes of pro forma disclosures under FASB 123, the estimated fair value of the options is amortized to compensation expense over the vesting period of the options. This information is as follows (amounts in thousands, except for share information):

                                                  1997              1996              1995
Historic net income                            $20,377           $15,796            $9,557
Pro forma compensation expense                    (407)              (85)              (68)
                                               -------           -------            ------
Pro forma net income                           $19,970           $15,711            $9,489
                                               =======           =======            ======
Pro forma net income per share:
   Basic                                       $  1.49           $  1.44            $ 1.29
                                               =======           =======            ======
   Diluted                                     $  1.48           $  1.44            $ 1.29
                                               =======           =======            ======

A summary of the Company's share option activity and related information is as follows:

                                                     1997                                 1996
                                       --------------------------------     -------------------------------
                                       Number of       Weighted-Average     Number of      Weighted-Average
                                        Options         Exercise Price       Options        Exercise Price
                                        -------         --------------       -------        --------------
Outstanding at
 beginning of year                       421,400            $18.10           396,100            $17.78
Granted                                  814,350            $25.54            38,500            $21.45
Exercised                                 (7,440)           $18.31              (600)           $17.50
Forfeited                                (22,660)           $22.01           (12,600)           $18.21
                                      ----------            ------          --------            ------
Outstanding at end of year             1,205,650            $22.92           421,400            $18.10
                                      ==========            ======          ========            ======
Exercisable at end of year               255,378                             176,718
                                      ==========                            ========
Weighted-average fair
 value of options
 granted during the year              $    $2.41                            $   1.89
                                      ==========                            ========

Exercise prices for options outstanding as of December 31, 1997 ranged from $17.50 to $26.1875 per share. The weighted-average remaining contractual life of those options is 8.6 years.

9. Retirement Savings Plan

In 1995, the Company adopted a retirement savings plan (the "Plan") for its full-time employees. The Plan is a qualified plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participants in the Plan may elect to contribute a portion of their earnings to the Plan and the Company is obligated to make a matching contribution for the employee equal to 50% of the participant's contribution to the Plan, up to 2% of the participant's compensation. The Company's matching contribution to the Plan was $22,000 in 1997, $14,000 in 1996 and $1,000 in 1995.

10. Subsequent Events

On January 12, 1998, the Company acquired a self-storage facility containing 39,000 net rentable square feet in Manassas, VA. The purchase price of $2,110,000 was funded from the proceeds of the private offering of Common Shares in November 1997.

The Company entered into a new revolving line of credit that commenced on January 25, 1998 and will expire on January 25, 2001. The total commitment on the new revolving line of credit is $150,000,000 and will bear interest at a floating rate of LIBOR plus 1.20%.

On January 30, 1998, the Company acquired three self-storage facilities containing 133,000 net rentable square feet in the Miami Beach, FL area. The combined purchase price of $15,187,000 was funded through the assumption of existing indebtedness of $10,193,000 (paid off immediately after closing) and the issuance of 191,350 Units valued at $4,994,000.

On February 9, 1998, the Company acquired nine self-storage facilities containing 615,000 net rentable square feet in the Atlanta, GA area. The combined purchase price of $32,780,000 was funded from borrowings on the Company's revolving line of credit.

11. Acquisitions and Pro Forma Information (unaudited)

During the year ended December 31, 1997, the Company acquired 38 facilities containing 2,070,000 net rentable square feet at a combined purchase price of $105,600,000. The consideration included cash and the exchange of 16 facilities containing 690,000 net rentable square feet valued at $23,700,000.

The following presents the unaudited consolidated results of operations of the Company for the year ended December 31, 1997 on a pro forma basis as if:
(a) these acquisitions and exchanges had been completed on January 1, 1997,
(b) the funding of $100,000,000 of Senior Notes had been completed on January 1, 1997, and (c) the offering of Common Shares in October and November 1997 occurred on January 1, 1997 (amounts in thousands except for share information).

Revenues:
   Rental income                                                         $    62,509
   Management income                                                             236
   Equity in earnings of joint ventures                                           93
   Other income                                                                1,724
                                                                         -----------
   Total revenues                                                             64,562
                                                                         -----------

Expenses:
   Property operations                                                        13,437
   Real estate taxes                                                           5,890
   General and administrative                                                  3,152
   Interest                                                                    6,923
   Depreciation                                                               10,379
   Amortization                                                                  633
                                                                         -----------
   Total expenses                                                             40,414
                                                                         -----------

Net income before minority interest                                           24,148
Minority interest                                                             (1,299)
                                                                         -----------
Net income                                                               $    22,849
                                                                         ===========
Net income per share:
   Basic                                                                 $      1.48
                                                                         ===========
   Diluted                                                               $      1.47
                                                                         ===========
Weighted-average number of shares outstanding during the period           15,434,792
                                                                         ===========

The pro forma information is not necessarily indicative of what actual results of operations of the Company would have been assuming such transactions had been completed as of January 1, 1997, nor does it purport to represent the results of operations for future periods.

12. Quarterly Financial Data (unaudited)

Summarized unaudited financial data by quarter for the years ended December 31, 1997 and 1996 is as follows (amounts in thousands, except for share information):

                                    First            Second             Third            Fourth
                                   Quarter           Quarter           Quarter           Quarter           Total
1997
Revenues                           $13,178           $14,670           $15,964           $15,894          $59,706
Expenses                             8,354             9,265            10,577             9,840           38,036
                                   -------           -------           -------           -------          -------
Net income before
 minority interest                   4,824             5,405             5,387             6,054           21,670
Minority interest                     (324)             (329)             (358)             (282)          (1,293)
                                   -------           -------           -------           -------          -------
Net income                         $ 4,500           $ 5,076           $ 5,029           $ 5,772          $20,377
                                   =======           =======           =======           =======          =======
Net income per share:
   Basic                           $  0.35           $  0.39           $  0.39           $  0.39          $  1.52
                                   =======           =======           =======           =======          =======
   Diluted                         $  0.35           $  0.39           $  0.39           $  0.38          $  1.51
                                   =======           =======           =======           =======          =======

1996
Revenues                           $ 7,994           $10,167           $12,303           $12,978          $43,442
Expenses                             4,950             6,986             6,930             7,689           26,555
                                   -------           -------           -------           -------          -------
Net income before
 minority interest                   3,044             3,181             5,373             5,289           16,887
Minority interest                     (162)             (237)             (327)             (365)          (1,091)
                                   -------           -------           -------           -------          -------
Net income                         $ 2,882           $ 2,944           $ 5,046           $ 4,924          $15,796
                                   =======           =======           =======           =======          =======
Net income per share:
   Basic                           $  0.33           $  0.34           $  0.39           $  0.38          $  1.46
                                   =======           =======           =======           =======          =======
   Diluted                         $  0.33           $  0.34           $  0.39           $  0.38          $  1.46
                                   =======           =======           =======           =======          =======

The net income per share amounts for 1996 and the first three quarters of 1997 have been restated to comply with FASB 128.

Shareholder and Investor Information

Annual Meeting

The 1998 Annual Meeting of Shareholders will be held at 8:00 a.m. local time on May 12, 1998 at the Kansas City Airport Marriott in Kansas City, MO.

Price Range of Common Shares and Dividends Declared

Storage Trust Realty has been listed on the New York Stock Exchange since its IPO in November 1994 under the symbol SEA. The following table shows the high and low sales price for the Company's Common Shares and dividends declared for the periods indicated.

                                   High                Low             Dividends
                                   Price              Price            Declared
1997
   Fourth Quarter                 $26-9/16           $23-5/8            $.4600
   Third Quarter                  $27                $24-1/4            $.4350
   Second Quarter                 $27                $22-3/4            $.4350
   First Quarter                  $27-7/8            $24-3/4            $.4350
1996
   Fourth Quarter                 $27                $21-5/8            $.4350
   Third Quarter                  $22-5/8            $19-7/8            $.4100
   Second Quarter                 $22-3/8            $20                $.4100
   First Quarter                  $24                $21-1/2            $.4100

As of February 10, 1998, there were 248 direct shareholders of record.

Financial Reports

The Company's Annual Report on Form 10-K and Quarterly Reports of Form 10-Q, as filed with the Securities and Exchange Commission, are available to shareholders free of charge upon written request to:

      Michael T. Nealon
      Controller--External Reports
      Storage Trust Realty
      2407 Rangeline Street
      Columbia, MO 65202

Investor Inquiries

Security analysts, portfolio managers and other investors seeking information about the Company's operations and financial performance are invited to contact Stephen M. Dulle or Michael T. Nealon at (573) 499-4799, or by e-mail at comments@storagetrust.com.

Additional information on the Company can be obtained at our website at www.storagetrust.com.

Transfer Agent
      ChaseMellon Shareholder Services, LLC
      85 Challenger Road, Overpeck Centre
      Ridgefield Park, NJ  07660
      Phone: (888) 216-8118
      www.chasemellon.com

Dividend Reinvestment and Share Purchase Plan
      Investment Services
      P.O. Box 3338
      South Hackensack, NJ  07606-1938
      Phone: (888) 216-8118
      www.chasemellon.com

Independent Auditors
      Ernst & Young LLP
      Chicago, IL

Legal Counsel
      Mayer, Brown & Platt
      Chicago, IL

      Van Matre & Harrison, PC
      Columbia, MO

Executive Officers

Michael G. Burnam
Chief Executive Officer

P. Crismon Burnam
Chief Operating Officer

Stephen M. Dulle
Chief Financial Officer

Gordon Burnam
Chairman Emeritus

Timothy B. Burnam
Vice President--Construction & Development

Gregory A. Darus
Senior Vice President--Acquisitions

Board of Trustees

Daniel C. Staton <F1>, <F3>
Chairman, Storage Trust Realty; President, Walnut Capital Partners; Director, Duke Realty Investments, Inc.

Michael G. Burnam
Chief Executive Officer, Storage Trust Realty

P. Crismon Burnam
Chief Operating Officer, Storage Trust Realty

Gordon Burnam <F1>
Chairman Emeritus, Storage Trust Realty

Blake Eagle <F1>, <F2>
Chairman, MIT Center for Real Estate

Randall K. Rowe <F3>
Managing Director and Chief Executive Officer, Transwestern Investment Company, LLC

Fredrick W. Petri <F2>
President, Petrone, Petri & Company; Director, Simon DeBartolo Group

[FN]
<F1> Executive Committee Member
<F2> Audit Committee Member
<F3> Executive Compensation Committee Member

                 Storage Trust Realty

                 2407 Rangeline Street
                  Columbia, MO  65202
                  573-499-4799  phone
                   573-442-5554  fax

           comments@storagetrust.com  e-mail
             www.storagetrust.com  website